Nexa Reports First Quarter 2024 Results including
Net Loss of US$11 million and Adjusted EBITDA of US$123 million

Luxembourg, May 2, 2024 – Nexa Resources S.A. (“Nexa Resources”, “Nexa”, or the “Company”) announces today its results for the three-month period ended March 31, 2024.

CEO Message – Ignacio Rosado

We began the year on a positive note, with solid operating performance in the first quarter, thanks to the commitment of our teams in reinforcing our operational strategies, enhancing our capabilities, and doubling down on execution.

Unfortunately, however, in early March, we had a fatal incident involving one of our employees at the El Porvenir mine, and earlier this week, another fatal incident occurred involving one of our employees at the Vazante mine. This is a very difficult time for Nexa, and it becomes clear that we need to work even harder in reinforcing our safety system. We extend our heartfelt condolences to the families of our two employees and reassure them, and all our stakeholders, that the safety and well-being of every person who works at Nexa are our main values and remain our utmost priority. We are committed more than ever to enhancing employee safety and achieving zero fatalities.

In terms of operational performance, and despite the challenges faced by our industry, such as weak macro conditions, commodity price volatility, and lower metal demand in the period due to seasonality, we continued to make steady progress and remained focused on executing our core priorities. These include: disciplined capital allocation, the completion of the ramp-up at Aripuanã – boosting our consolidated metal production and paving the way for increased cash generation – along with the advancement of our studies related to the Cerro Pasco Integration Project. As a result of our progress, we released a Technical Report Summary, supporting an increase of 59% in Mineral Reserves at this complex. Additionally, we have increased our overall 2023 Mineral Reserves by 10% year-over-year, totaling 110 million tonnes, which we detailed in our year-end Mineral Reserves and Mineral Resources Report. Both reports were published on March 27, 2024.

We announced the divestiture of our producing Morro Agudo Complex which marks an important step in our ongoing journey to maximize value. Portfolio optimization is a central part of our strategy to enhance cash flow generation and returns. This initiative enables us to concentrate our efforts on our larger and most productive assets, while strengthening our capital structure. We maintain our 2024 production guidance notwithstanding this disposition.

Despite prevailing low zinc prices worldwide in 1Q24, we remain optimistic about the market outlook for the base metals, reinforcing our confidence in the medium to long-term fundamentals of our industry.

Looking ahead, we remain committed to our sustainable business model, which prioritizes performance across all mines and smelters in a safe manner, environmental protection, and the development of the communities where we operate, all with the highest standards of ethics, transparency, and responsibility. We aim to achieve this while maintaining a disciplined capital allocation approach and sustainable cash flow generation, supported by our focus on operational efficiency and continued efforts to constantly improve execution. We are confident that our strategy will allow us to grow stronger year after year, consolidating Nexa as an attractive and sustainable investment option in the mining industry.

Summary of Financial Performance

US$ million (except per share amounts)	1Q24	4Q23	1Q23
Net revenues	580	630	667

Earnings Release 1Q24

US$ million (except per share amounts)	1Q24	4Q23	1Q23
Gross profit	87	69	100
Net loss	(11)	(108)	(15)
EBITDA (1)	121	4	115
Basic and diluted loss per share	(0.18)	(0.71)	(0.15)
Adjusted net income (loss) (1)	(10)	(7)	2
Adjusted EBITDA (1)	123	105	133
Adjusted basic and diluted loss per share (1)	(0.15)	(0.01)	(0.01)
Cash provided by operating activities before working capital (1) (2)	81	96	116
Capex	74	111	56
Free cash flow (1)	(144)	43	(132)
Total cash (3)	324	468	375
Net debt (1)	1,427	1,269	1,302
Net Debt/LTM Adj. EBITDA	3.75x	3.24x	1.92x

(1) Refer to “Use of Non-IFRS Financial Measures” for further information. Adjusted EBITDA, adjusted net income (loss) and adjusted EPS, exclude the items presented in the “Net income (loss) reconciliation to Adjusted EBITDA” section of this earnings release. For details on segment definition and accounting policy, please refer to explanatory note 2 – “Information by business segment” in the “Condensed consolidated interim financial statements at and for the three months ended on March 31, 2024.”

(2) Working capital variations had a negative impact of US$125 million in 1Q24 and US$115 million in 1Q23, and a positive impact of US$50 million in 4Q23.

(3) Cash, cash equivalents and financial investments.

Executive Summary

Operational Performance

▪	Zinc production of 87kt in the quarter rose by 17% from 1Q23, mainly explained by an increase in treated ore volume and higher average zinc grades, particularly at the Cerro Lindo, Vazante and Aripuanã mines. Compared with 4Q23, zinc production was 3% lower, mainly due to lower volumes from the Peruvian mines and Morro Agudo.
▪	Run-of-mine mining cost in 1Q24 was US$45/t, relatively flat compared to 1Q23. Compared to 4Q23, run-of-mine mining cost was down 6%, mainly explained by lower operational costs, including lower variable costs.
▪	Mining cash cost net of by-products[1] in 1Q24 decreased to US$0.27/lb compared to US$0.43/lb in 1Q23. This decrease was primarily due to lower treatment charges (“TCs”) and higher volumes, mainly explained by the two-week weather-related suspension in 1Q23 at Cerro Lindo during 1Q23. Compared to 4Q23, cash cost was down US$0.18/lb due to lower TCs across all units and lower operating costs at the Cerro Lindo and El Porvenir mines.
▪	The smelting segment achieved a total production (zinc metal and oxide) of 138kt in 1Q24, down 5% from 1Q23, mainly driven by lower volumes at the Cajamarquilla and Três Marias smelters. Compared to 4Q23, production was down 4%, mainly affected by lower volumes from Cajamarquilla and Juiz de Fora.
▪	In 1Q24, zinc metal and oxide sales were 139kt, down 4% from 1Q23, following lower production volumes and the typical seasonality of demand in the period. Compared to 4Q23, metal sales decreased by 3%, explained by the aforementioned reasons.
▪	Smelting conversion cost was US$0.30/lb in 1Q24 compared with US$0.31/lb in 1Q23 explained by lower variable costs and energy costs, which were partially offset by higher maintenance expenses, personnel costs, and third-party services. Compared to 4Q23, conversion cost was up 4% due to higher variable costs and lower smelting sales volume, which were partially offset by lower energy costs.

[1] Our cash cost net of by-products credits is measured with respect to zinc sold.

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Earnings Release 1Q24

▪	Smelting cash cost[1] was US$0.98/lb in 1Q24 compared to US$1.25/lb in 1Q23. This decrease was driven by lower cost of raw materials, attributed to lower zinc prices, which was partially offset by lower by-products contribution and higher operating costs in Três Marias. Compared to 4Q23, cash cost decreased by US$0.02/lb.

Financial Performance

▪	Net revenues in 1Q24 were US$580 million compared with US$667 million in 1Q23. This decrease was mainly due to lower zinc prices, lower net premium and lower smelting sales volume, which was partially offset by higher mining sales volumes. Compared to 4Q23, net revenues decreased by 8%, mainly due to lower smelting sales volume, lower zinc prices, lower net premium and lower mining sales volumes.
▪	In 1Q24, net loss amounted to US$11 million, resulting in basic and diluted loss per share of US$0.18.
▪	Adjusted EBITDA[2] in 1Q24 was US$123 million compared with US$133 million in 1Q23 and US$105 million in 4Q23. The year-over-year decrease was mainly driven by lower zinc prices (down by 22%) and lower smelting sales volume, partially offset by higher by-products contribution and higher mining sales volumes, while the quarter-over-quarter increase was attributed to lower costs, lower mineral exploration, and project evaluation expenses, partially offset by lower zinc prices and lower smelting sales volume.
▪	Adjusted EBITDA margin increased to 21.1% in 1Q24, 4.4bps and 1.2bps higher than 4Q23 and 1Q23 respectively.
▪	Adjusted EBITDA for the mining segment in 1Q24 was US$74 million compared with US$47 million in 4Q23. This increase was mainly driven by lower TCs, lower mineral exploration and project evaluation expenses, and higher by-products contribution, which were partially offset by lower copper volumes in Cerro Lindo. Compared to 1Q23, Adjusted EBITDA increased by 77%.
▪	Adjusted EBITDA for the smelting segment in 1Q24 was US$49 million compared with US$58 million in 4Q23. This decrease was mainly driven by lower TCs, lower zinc prices and lower sales volume, which were partially offset by lower costs due to the positive impact of raw material inventory consumption cost effect. Compared to 1Q23, Adjusted EBITDA decreased by 45%.
▪	Adjusted net loss in 1Q24 was US$10 million, with adjusted net loss attributable to Nexa’s shareholders of US$20 million, resulting in adjusted basic and diluted loss per share of US$0.15. Refer to our “Net income (loss)” section for further details.

Financial Position, Investments and Financing

▪	Total cash[3] at March 31, 2024, was US$324 million compared to US$468 million at December 31, 2023. Our available liquidity in 1Q24 was US$644 million, including our undrawn sustainability-linked revolving credit facility of US$320 million.
▪	In 1Q24, our free cash flow was negative US$144 million, impacted by negative working capital variations amounting to US$125 million. This was primarily due to the typical payment cycle observed in the first quarter of each year, including tax obligations. Our investments in sustaining CAPEX (including HS&E investments) totaled US$74 million, including US$14 million allocated to Aripuanã. Refer to our “Net cash flows from operating activities excluding working capital variations and free cash flow - Reconciliation” section for further details. increase was primarily explained by lower LTM Adjusted EBITDA, impacted by the factors explained above. Total debt slightly increased due to new short-term loan assumed in 1Q24.
▪	Net debt to Adjusted EBITDA ratio for the last twelve months (“LTM”) increased to 3.75x at the end of 1Q24 compared with 3.24x at the end of December 2023 and 1.92x at the end of 1Q23. This increase was primarily explained by lower LTM Adjusted EBITDA, impacted by the factors explained above. Total debt slightly increased due to new short-term loan assumed in 1Q24.

[2] Adjusted EBITDA excludes the items presented in the “Net income (loss) reconciliation to Adjusted EBITDA” section of this earnings release – US$1.7 million in 1Q24, US$18 million in 1Q23 and US$101 million in 4Q23.

[3] Cash and cash equivalents and financial investments.

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Earnings Release 1Q24

Environmental, Social and Governance (“ESG”) and Corporate Highlights

▪	In January 2024, we inaugurated the Teaching and Research Center at our Vazantes Mineiras project, providing essential infrastructure to foster researchers’ engagement and promote our social-environmental initiatives.
▪	In 1Q24, Nexa partnered with a cement company in Peru to conduct industrial trials on water treatment for the plaster generated at our Cajamarquilla smelter, aiming to repurpose this material, which is currently disposed of in our dams, into block-type pavers. Currently, we are assessing the economic and technological feasibility of incorporating this material into cement production.
▪	In 1Q24, Nexa supported approximately 30 families in Cerro Pasco by providing shelters to safeguard their livestock from frost, thereby improving ovine production quality in the Huancamachay community. This initiative is aimed at enhancing local economic development and underscores Nexa's commitment to ESG principles and community development.
▪	During 1Q24, Nexa was recognized as the Company of the Year by Business Concept magazine and received the International CSR (“Corporate Social Responsibility”) Excellence Award for 2023. This award acknowledges Nexa’s ESG strategy and its social initiatives in Brazilian communities, recognizing our local development plans and social master plans, supporting the Company's social license to operate and its social legacy.
▪	On March 27, 2024, we filed our updated report on Mineral Reserves and Mineral Resources estimates as of December 31, 2023, and a Technical Report summary for the Cerro Pasco Complex Integration. We announced a 10% overall increase in our Mineral Reserves estimates, totaling 110 million tonnes, mainly driven by infill and brownfield drilling activities at Aripuanã, as well as the re-establishment of mineral reserves estimates at Atacocha underground and open pit mines. These estimates were supported by the positive results from economic studies carried out during 2023 as part of the Cerro Pasco Integration Project.
▪	In March 2024, Nexa achieved a significant milestone by entering into a new credit line agreement of R$200 million (approximately US$40 million) with BNDES, part of the “BNDES ESG Credit program”, marking the institution's first ESG-linked financing in the mining sector. The disbursement is expected to occur over the year, subject to certain conditions. This transaction underscores Nexa's commitment to decarbonization, especially its aim for the gold certification via the “Brazilian GHG Protocol Program”, and the development of its socio-environmental responsibility policy with a focus on education and diversity. These steps highlight Nexa's commitment to integrating sustainable practices, targeting carbon neutrality by 2050 and achieving a 20% reduction in direct emissions by 2030.
▪	On April 24, 2024, Nexa released its 2023 Annual Sustainability Report, which provides detailed information on the Company’s main economic, financial, environmental, and social achievements throughout 2023. The document is available at: (www.nexaresources.com/en/esg/performance). Information contained on our website is not incorporated by reference into this Earnings Release, and you should not consider it to be part of this Earnings Release.
▪	As previously disclosed, on March 19, 2024, we announced the suspension of mining operations at the Morro Agudo Complex effective May 1, 2024. Furthermore, on April 5, 2024, we announced the signing of a definitive agreement to divest the Morro Agudo Complex, which encompasses the Morro Agudo and Ambrósia mines for a purchase price of R$80 million (approximately US$16 million) less working capital adjustments and including the assumption of closure costs. The closing of this transaction is subject to certain customary conditions precedent, including a corporate restructuring of the assets comprising the Morro Agudo Complex. This decision is part of Nexa’s portfolio optimization process to improve free cash flow in line with the Company’s disciplined capital allocation framework, along with its long-term strategy to maximize value for the Company and its stakeholders. Nonetheless, Nexa adopted several initiatives to ensure equal relocation opportunities for all Morro Agudo employees, such as internal and external job fairs, career coaching sessions, and assistance programs, among others. We estimate that around 25% of employees will be reallocated by the completion of the transition.
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Earnings Release 1Q24
▪	On April 3, 2024, Nexa Brazil, a subsidiary of Nexa Resources, announced its first ESG-linked debenture issuance with a 6-year term in the amount of R$650 million (approximately US$130 million), which settled on April 2, 2024. The debentures are unsecured, have a bullet repayment and bear interest at 100% of CDI interest rate plus 1.50 per annum. This offering is aligned with the same ESG framework of our US$320 million sustainability-linked revolving credit facility and is part of Nexa’s liquidity improvement and liability management strategy.
▪	On April 3, 2024, Nexa announced the pricing of its offering of US$600 million 6.750% senior unsecured notes due in 2034, which closed on April 9, 2024. The net proceeds of this offering were used to fund cash tender offers for Nexa’s existing notes due 2027 and notes due 2028, which were validly tendered and accepted for purchase pursuant to the tender offers.
▪	On April 5, 2024, Nexa announced the results of the tender offer for its 2027 Notes, pursuant to which Nexa purchased approximately 69.2% of the outstanding principal amount of the 2027 Notes. As a result, following the offering settlement on April 10, 2024, the outstanding principal amount of Nexa’s 2027 Notes was US$215,496,000.00. Subsequently, on April 12, 2024, Nexa announced the results of the tender offer for its 2028 Notes, pursuant to which we purchased approximately 19.9% of the outstanding principal amount of the 2028 Notes at a proration factor of 32.3% for the principal amount validly tendered and not validly withdrawn, which totaled US$247,185,000.00. Consequently, the outstanding principal amount of Nexa’s 2028 Notes following the settlement on April 15, 2024, was US$400,501,000.00.

Growth Strategy and Asset Portfolio

▪  We remain focused on free cash flow generation and continue to evaluate our capital allocation framework, which prioritizes initiatives related to sustaining capital, brownfield mineral exploration and ESG and Health, Safety and Environment (“HS&E”), while ensuring that Nexa’s capital is allocated efficiently to the highest return assets.

▪  The strategic review of our assets continues with additional initiatives to optimize the portfolio. We also continue to evaluate options for the Magistral copper project in Peru. As of now, a formal decision is pending from the competent applicable environmental authority (SENACE) regarding Nexa’s request for the Modification of the Magistral Environmental Impact Study (MEIA). However, to date, we understand that the Peruvian Water Authority (ANA) has raised unfavorable observations in relation to Nexa’s request for the (MEIA). Not reaching an agreement regarding these unfavorable observations, may result in an adverse decision of SENACE regarding Nexa’s MEIA request.

▪	As previously announced, we continued to advance with the technical studies of the Cerro Pasco Integration Project, aiming to develop a robust organic growth option for Nexa. For detailed information, please check our latest Cerro Pasco Complex Technical Report Summary. As a result of the advancements on the technical studies in 2023, we increased the overall Mineral Reserves of the El Porvenir and Atacocha mines in the Cerro Pasco Complex. The technical studies covered diverse areas including additional underground interconnection, shaft upgrade, plant upgrades, key routes to increase capacity to provide a long-term solution for tailings disposal and supporting the extension of the mine life of the combined mines and opening up additional exploration potential at the integration mineralized body. Furthermore, we continue to advance on other work fronts related to the Integration Project, including to obtain the required environmental studies and permits. We expect to submit the Project for formal approval to our Board of directors in 2024, upon recommendation of our Sustainability and Capital Projects committee in order to establish the Project’s governance elements such as: (i) implementation schedule; (ii) organizational structure; (iii) implementation of control routines; (iv) definition of responsibilities for each project component; and (v) cost management implementation.

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Earnings Release 1Q24

Outlook

Production and Sales Guidance

Guidance is based on several assumptions and estimates and is subject to the continuous evaluation of several factors, including, but not limited to, metal prices, operational performance, maintenance, input costs and exchange rates.

Nexa will continue to monitor risks associated with global supply chain disruptions, which could be exacerbated, among other factors, by the ongoing Russia-Ukraine war, the Conflict in the Middle East, unusual weather conditions, the global recession, and its potential impact on the demand for our products, inflationary cost pressure, metal price volatility, local community or union’s protests, and changes to the political situations or regulatory frameworks in the countries in which we operate that could affect our production levels and our costs. Refer to “Risks and Uncertainties” and “Cautionary Statement on Forward-Looking Statements” for further information.

▪	Nexa reiterates its 2024 consolidated production guidance for all metals, including zinc and lead notwithstanding the sale of the Morro Agudo Complex. Guidance for zinc metal sales, consolidated cash cost for mining and smelting, capital expenditures, exploration, project evaluation and other expenses is outlined below.
o	Cerro Lindo: zinc production in 2Q24 is expected to be similar compared to 1Q24, while copper production is expected to increase as per the ongoing mining plan, which encompasses higher-grade stopes. These areas were restricted in 1Q24 following the rainfall season in the first months of the year, impacting mining development activities.
o	El Porvenir: based on mine sequencing, zinc production in 2Q24 is expected to increase compared to 1Q24. Additionally, lead and silver production is expected to increase following the same trend as we expect higher average head grades for those metals.
o	Atacocha: we anticipate an increase in production of all metals in 2Q24 compared to 1Q24, driven by mining activities in areas with higher grades, which were prepared in 1Q24 to be accessed in the upcoming quarters.
o	Vazante: ore throughput is expected to be slightly higher in 2Q24, while zinc head grade is expected to be similar compared to 1Q24, resulting in slightly higher zinc production, given the mine sequencing plan for the period.
o	Morro Agudo: as previously disclosed, on April 5, 2024, we announced the signing of a definitive agreement to divest the Morro Agudo Complex, which accounts for approximately 5% and 6% of Nexa’s zinc and lead production, respectively.
o	Aripuanã: the overall ramp-up is expected to continue improving in 2Q24 compared to previous quarters. The utilization rate at the plant is expected to improve in the upcoming quarters, contributing to the expected improvement of Aripuanã’s results and paving the way for the completion of the ramp-up in mid-2024.
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Earnings Release 1Q24

 Mining segment – production

Mining production		1Q24	Guidance 2024
(Metal in concentrate)

Zinc	kt	87	323	-	381
Cerro Lindo		24	73	-	86
El Porvenir		13	51	-	57
Atacocha		2.4	8	-	9
Vazante		35	130	-	148
Morro Agudo		6	18	-	23
Aripuanã		7	42	-	57

Copper	kt	7	30	-	35
Cerro Lindo		6	24	-	28
El Porvenir		0.1	0.2	-	0.3
Aripuanã		1.5	5.7	-	7.3

Lead	kt	18	66	-	82
Cerro Lindo		5	11	-	13
El Porvenir		7	23	-	28
Atacocha		2	11	-	12
Vazante		0.1	1.0	-	1.4
Morro Agudo		1.7	4.3	-	6.6
Aripuanã		2.6	16	-	20

Silver	MMoz	3	11	-	13
Cerro Lindo		1.3	4.0	-	4.2
El Porvenir		1.1	4.6	-	5.4
Atacocha		0.3	1.1	-	1.2
Vazante		0.1	0.3	-	0.5
Aripuanã		0.2	1.0	-	1.5

Smelting segment – sales

▪	Metal sales guidance also remains unchanged at 580-605kt.
o	Peru: we expect production at Cajamarquilla in 2Q24 to be higher compared to 1Q24, mainly driven by better performance and production stability.
o	Brazil: in Três Marias, we expect production in 2Q24 to remain at a similar level to the average of 1Q24, while Juiz de Fora production is expected to slightly increase due to third-party High Grade (“HG”) zinc reprocessing to produce Special High Grade (“SHG”) zinc.
Smelting sales		1Q24	Guidance 2024

Zinc metal	kt	131	545	-	565
Cajamarquilla		73	315	-	325
Três Marias		38	155	-	160
Juiz de Fora		20	75	-	80

Zinc oxide	kt	8	35	-	40
Três Marias		8	35	-	40

Metal Sales	kt	139	580	-	605

Cash Costs

▪	Nexa also estimates that 2024 consolidated cash cost guidance for its mining and smelting segments will be achieved.
o	Mining and smelting volumes are expected to increase in 2Q24 compared to 1Q24 and remain in the guidance ranges, as noted above.
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Earnings Release 1Q24
o	Continuous improvements in operational efficiency and cost management are anticipated to yield positive impacts on our overall performance. Several initiatives are already being implemented across our mines and smelters.
o	We have seen an increase in copper, lead, and silver prices in 2Q24 compared to 1Q24. Nexa’s C1 cash cost is sensitive to by-product prices and volumes, which may affect the results of our final costs.
o	Foreign exchange rates assumptions are maintained (BRL/USD: 4.90 and Soles/USD: 3.67).
o	Zinc TCs assumptions for the year of US$174/t remain unchanged.

Mining Operating costs	Cost ROM (US$/t)	Cash Cost (US$/lb)	Cost ROM (US$/t)			Cash Cost (US$/lb)

	1Q24	1Q24	Guidance 2024			Guidance 2024

Mining (1)	45.2	0.27	44.0	-	51.4	0.23	-	0.42
Cerro Lindo	41.6	(0.23)	41.0	-	45.0	(0.22)	-	0.03
El Porvenir	62.0	0.24	58.4	-	71.6	(0.02)	-	0.25
Atacocha	33.7	0.05	34.3	-	43.2	(0.27)	-	(0.02)
Vazante	48.7	0.55	55.8	-	63.6	0.52	-	0.60
Morro Agudo	41.6	0.90	27.9	-	40.0	0.80	-	1.24

(1) C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per mine.

Note: Consolidated cash costs do not include Aripuanã. Given that we are expecting Aripuanã’s ramp-up to be completed in mid-2024, we are not providing guidance at this time.

Smelting Operating costs	Conversion cost (US$/lb)	Cash Cost (US$/lb)	Conversion cost (US$/lb)			Cash Cost (US$/lb)

	1Q24	1Q24	Guidance 2024			Guidance 2024

Smelting (2)	0.30	0.98	0.29	-	0.32	1.07	-	1.18
Cajamarquilla	0.27	0.92	0.29	-	0.32	1.02	-	1.13
Três Marias	0.28	1.03	0.25	-	0.27	1.12	-	1.23
Juiz de Fora	0.46	1.13	0.38	-	0.42	1.17	-	1.28

(2) C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

▪	In 1Q24, Mining C1 cash cost of US$0.27/lb and run-of-mine mining costs of US$45.2/t, were in line with our 2024 guidance, driven primarily by higher by-products contribution particularly from Cerro Lindo. For further information, please see the section “Business performance – Mining segment.”
▪	Smelting C1 cash cost of US$0.98/lb was below our 2024 guidance, mainly due to higher by-products credits in the period and lower cost of raw materials, attributed to lower zinc prices. The conversion cost of US$0.30/lb was in line with our 2024 guidance. For further information, please see the section “Business performance – Smelting segment.”

Capital Expenditures (“CAPEX”) Guidance

▪	Nexa invested US$74 million in 1Q24, nearly all of which was sustaining, including US$14 million at Aripuanã, which includes CAPEX to sustain operations as well as mine development.
▪	The depreciation of the Brazilian real against the U.S. dollar resulted in a positive impact of US$0.8 million in the quarter.
▪	We expect investment disbursement to accelerate in the upcoming quarters, and 2024 CAPEX guidance remains unchanged at US$311 million.
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Earnings Release 1Q24

CAPEX	1Q24	Guidance 2024
(US$ million)
Non-Expansion	76	307
Sustaining (1)	73	261
HS&E	1	24
Others (2)	1	21

Expansion projects (3)	1	4
Reconciliation to Financial Statements (4)	(2)	-
TOTAL	74	311

(1) Investments in tailing dams are included in sustaining expenses.

(2) Modernization, IT and others.

(3) Includes Vazante deepening, among several other projects to improve operational performance.

(4) The amounts are mainly related to capitalization of interest net of advanced payments for imported materials and tax credits.

Exploration & Project Evaluation and Other Expenses Guidance

▪	In 1Q24, we invested US$12 million in exploration and project evaluation.
▪	In 1Q24, we also allocated a total of US$2 million to technology and community initiatives. These investments aim to enhance our current operations and to further contribute to the social and economic development of our host communities.
▪	Our total 2024 guidance for exploration and project evaluation, and other operating expenses remains unchanged at US$72 million and US$21 million, respectively. We expect investment disbursements to accelerate in the upcoming quarters.
▪	As part of our long-term strategy, we will maintain our efforts to replace and increase mineral reserves and resources. We expect to continue advancing with exploration activities, primarily focusing on identifying new ore bodies and upgrading resources classification through infill drilling campaigns.
Other Operating Expenses	1Q24	Guidance 2024
(US$ million)
Exploration	9	58
Mineral Exploration	7	42
Mineral rights	0.4	6
Sustaining (mine development)	2	10

Project Evaluation	3	14

Exploration & Project Evaluation	12	72

Other	2	21
Technology	0.3	4
Communities	2	17

Note: Exploration and project evaluation expenses consider several stages of development, from mineral potential definition, R&D, and subsequent scoping and pre-feasibility studies (FEL1 and FEL2).

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Earnings Release 1Q24

Earnings Release 1Q24

This Earnings Release should be read in conjunction with the “Condensed consolidated interim financial statements at and for the three months ended on March 31, 2024.” This document contains forward-looking statements.

Table of contents

Consolidated performance	11
Business performance – Mining	16
Business performance – Smelting	28
Liquidity and Indebtedness	35
Cash flows	37
Others	38
Market scenario	39
Risks and Uncertainties	41
Use of Non-IFRS Financial Measures	42
Cautionary Statement on Forward-Looking Statements	44
Appendix	46

UPCOMING EVENT

Earnings Conference Call

Date: Friday, May 03, 2024 – 9:00am (EST)

Dial In

US: +1-833-816-1265

Canada: +1-647-484-8814

Brazil: +55 11 3181-8565

International: +1-412-317-5635

Conference ID: Nexa Resources

Live audio webcast with slide presentation will be available on:
https://ir.nexaresources.com

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Earnings Release 1Q24

Consolidated performance

Selected financial information

US$ million (except where otherwise indicated)	1Q24	4Q23	1Q23

Net Revenues	580	630	667
Mining	294	282	268
Smelting	418	454	543
Intersegment results | Adjustments	(133)	(106)	(144)

Cost of Sales	(493)	(561)	(568)
Mining	(252)	(283)	(243)
Current Operations	(210)	(233)	(202)
Aripuanã	(43)	(51)	(41)
Smelting	(373)	(404)	(469)
Intersegment results | Adjustments	132	126	144

Selling, general and administrative	(34)	(33)	(28)
Mining	(17)	(16)	(15)
Smelting	(15)	(15)	(15)
Intersegment results | Adjustments	(1)	(1)	1

Depreciation and amortization	73	83	72
Mining	53	63	53
Smelting	19	20	19
Intersegment results | Adjustments	0	(0)	0

Adjusted EBITDA (1)	123	105	133
Mining	74	47	42
Smelting	49	58	89
Intersegment results | Adjustments	(0)	(1)	2
Adj. EBITDA margin (%)	21.1%	16.7%	19.9%

Net loss	(11)	(108)	(15)
Attributable to Nexa's shareholders	(24)	(93)	(20)
Attributable to non-controlling interests	12	(14)	4

Basic and diluted loss per share	(0.18)	(0.71)	(0.15)

Adjusted net income (loss) (1)	(10)	(7)	2
Attributable to Nexa's shareholders	(20)	(1)	(1)
Attributable to non-controlling interests	11	(6)	4

Adjusted basic and diluted loss per share (1)	(0.15)	(0.01)	(0.01)

(1) Refer to “Use of Non-IFRS Financial Measures” for further information. Adjusted EBITDA, adjusted net income (loss) and adjusted EPS, exclude the items presented in the “Net income (loss) reconciliation to Adjusted EBITDA” section of this earnings release. For details on segment definition and accounting policy, please refer to explanatory note 2 – “Information by business segment” in the “Condensed consolidated interim financial statements at and for the three months ended on March 31, 2024.”

11

Earnings Release 1Q24

Net revenues

In 1Q24, net revenues were US$580 million, 13% lower year-over-year, primarily due to lower zinc prices, lower net premium and lower smelting sales volume, which was partially offset by higher mining sales volumes. The LME average price for zinc, copper, and lead was down by 22%, 5% and 3%, respectively, compared to the same period in 2023 – for more information on metal prices, refer to the “Market Scenario” section.

Compared to 4Q23, net revenues decreased by 8%, mainly due to lower smelting sales volume, lower zinc prices, lower net premium and lower mining sales volumes.

Cost of Sales

In 1Q24, cost of sales amounted to US$493 million, down by 13% year-over-year, mainly due to lower zinc prices, positively impacting our smelting raw material purchases, and lower smelting sales volume, which were partially offset by higher mining sales volumes, resulting in an overall higher cost of sales for the mining segment. Compared to 4Q23, cost of sales decreased by 12% explained by lower smelting sales volume, lower zinc prices impacting the purchase of zinc concentrate in our smelting segment, and lower mining sales volumes.

Mineral exploration and project evaluation

In 1Q24, mineral exploration and project evaluation investments were US$12 million, compared to US$21 million in 1Q23.

For additional information about our exploration results in the first quarter 2024, please refer to our 1Q24 Exploration Report published on April 23, 2024.

SG&A

In 1Q24, SG&A expenses of US$34 million were up by 18% compared to 1Q23, mainly driven by inflation, higher third-party services in support areas and higher employee benefit expenses, which were partially offset by lower commercial expenses, and increased by 3% when compared to 4Q23.

Adjusted EBITDA

In 1Q24, Adjusted EBITDA was US$123 million compared with US$133 million in 1Q23. The main factors that contributed to this decrease were (i) the negative net price effect of US$70 million, primarily attributed to lower zinc prices and lower net premium; (ii) lower smelting sales volume of US$8 million; (iii) the negative impact of FX variation of US$6 million; and (iv) the negative hedge effect of US$3 million, which were partially offset by (v) the positive net impact of US$43 million in costs due to higher zinc concentrate volumes from our own mines, particularly in Aripuanã and Cerro Lindo, and lower sales expenses in Três Marias and Juiz de Fora, partially offset by higher operational costs in Cerro Lindo; (vi) higher by-products contribution of US$31 million, mainly due to higher silver and gold volumes and prices, and higher copper and lead sales volumes; and (vii) lower mineral exploration and project evaluation expenses, as well as lower environmental provisions in our Peruvian operations.

12

Earnings Release 1Q24

Compared to 4Q23, Adjusted EBITDA increased by 17%. This increase was mainly driven by (i) the positive net impact of US$22 million in lower costs, mainly due to lower maintenance and third-party services costs in the mining segment and positive raw material inventory consumption cost effect; and (ii) lower mineral exploration and project evaluation expenses with a positive impact of US$16 million, and lower communities expenses in Peru, which were partially offset by (iii) the negative net price effect of US$9 million due to lower zinc prices and lower net premium; (iv) lower by-products contribution of US$9 million, mainly driven by lower copper and lead sales volumes and prices, and lower sulphuric acid sales volumes in Juiz de Fora, partially offset by higher silver and gold payable value in our Peruvian operations and Aripuanã; and (v) lower smelting sales volume of US$7 million due to lower production in Juiz de Fora and Cajamarquilla, as a result of the roaster maintenance at both units, partially offset by higher sales volume in Três Marias.

]

Net income (loss) reconciliation to Adjusted EBITDA

US$ million	1Q24	4Q23	1Q23
Net Income (loss)	(11.5)	(107.6)	(15.4)
Depreciation, amortization and depletion	72.6	82.9	71.7
Share in the results of associates	(5.7)	(6.1)	(5.4)
Net financial results	66.0	31.5	39.2
Income tax benefit (expense)	(0.4)	3.8	25.1
EBITDA	120.9	4.4	115.2
Changes in fair value of offtake agreement (2)	1.8	(1.3)	13.4
Impairment loss (reversal) of long-lived assets (3)	(17.2)	55.5	0.0
Ramp-up expenses of greenfield projects (Aripuanã) (4)	13.8	10.1	5.7
Impairment of other assets (5)	0.3	0.0	0.0
Loss on sale of property, plant and equipment (6)	0.2	2.6	0.3
Remeasurement in estimates of asset retirement obligations (7)	2.6	(0.4)	(1.5)
Remeasurement adjustment of streaming agreement (8)	0.0	7.8	0.0
Changes in fair value of energy forward contracts (9)	(4.4)	8.2	0.0
Tax voluntary disclosure – Value added tax ("VAT") discussions (10)	0.0	10.9	0.0
Other restoration obligations (11)	1.4	7.0	0.0
Divestment and restructuring (12)	3.2	0.0	0.0
Adjusted EBITDA (1)	122.6	104.9	133.0

(1) Adjusted EBITDA excludes the items presented above in the “Net income (loss) reconciliation to Adjusted EBITDA.” For details on segment definition and accounting policy, please refer to explanatory note 2 – “Information by business segment” in the “Condensed consolidated interim financial statements at and for the three months ended on March 31, 2024.”

(2) Non-cash adjustment: Derivative financial instrument related to the “Offtake agreement” described in the section “Others—Offtake agreement” of this earnings release.

(3) Non-cash adjustment: Cash generating unit and individual PP&E assets impairment loss (reversal).

(4) Expenses related to pre-operating and ramp-up expenses incurred during the commissioning and ramp-up phases of greenfield projects which have not achieved their nameplate capacity. Once the Aripuanã operation is stabilized and operational at its nameplate capacity, such effects will no longer be excluded.

(5) Non-cash adjustment: Value-added-taxes impairment loss.

(6) Non-cash adjustment: Results from sale and disposal of certain non-current assets.

(7) Non-cash adjustment: Asset retirement obligation remeasurement of discount rate and updated studies that are not subject to capitalization.

(8) Non-cash adjustment: Remeasurement of contractual obligation related to the forward sale contract of Cerro Lindo's Silver contained in the ore.

(9) Non-cash adjustment: The fair value adjustment of the energy surplus resulting from electric energy purchase contracts of the Company’s subsidiary, Pollarix.

(10) Expenses related to the impact of accruals related to VAT discussions

(11) Non-cash adjustment: Expenses related to the remeasurement of provision related to estimated costs of anticipated additional obligations in relation to certain inactive industrial waste containment structures in Brazil that have been closed for more than 20 years and that do not contain mining tailings, water or liquid waste.

(12) Expenses related to the effects of obligations of restructuring and divestment related to assets held for sale.

13

Earnings Release 1Q24

Net financial results

The net financial result in 1Q24 was US$66 million in expenses compared to US$32 million in expenses in 4Q23, mainly driven by FX rate losses and changes in fair value of loans and financings, partially offset by lower financial expenses and a debt modification gain, as a result of the rollover of one of our remaining Export Credit Note agreements.

The foreign exchange variation resulted in a negative impact of US$22 million versus a positive impact of US$17 million in 4Q23, mainly attributed to the 3% depreciation of the Brazilian real against the U.S. dollar[4] in 1Q24 versus the previous quarter.

Excluding the effect of the foreign exchange variation, the net financial results in 1Q24 were an expense of US$44 million compared to an expense of US$48 million in the previous quarter.

US$ thousand	1Q24	4Q23	1Q23

Financial income	5,013	4,827	5,617

Financial expenses	(48,958)	(53,090)	(46,415)

Other financial items, net	(22,042)	16,718	1,573
Foreign exchange gain (loss)	(21,902)	16,904	1,337

Net financial result	(65,987)	(31,545)	(39,225)
Net financial result excluding FX	(44,085)	(48,449)	(40,562)

4 In 1Q24, the Brazilian real / U.S. dollar (end of period) exchange rate was R$4.996/US$1.00 compared to R$4.841/US$1.00 in 4Q23.

14

Earnings Release 1Q24

Net income (loss)

In 1Q24, Net loss was US$11 million compared to Net loss of US$15 million and US$108 million in 1Q23 and 4Q23, respectively, primarily driven by the increase in operating income when compared to 4Q23 due to the recognition of an impairment reversal[5], lower mineral exploration and project evaluation expenses, and lower Other income and expenses.

Excluding the miscellaneous adjustments presented below and detailed above in the Net income (loss) reconciliation to Adjusted EBITDA section, Adjusted net loss was US$10 million in the quarter.

Adjusted Net loss attributable to Nexa’s shareholders was US$20 million in 1Q24, resulting in adjusted loss per share of US$0.15.

US$ million (except where otherwise indicated)	1Q24	4Q23	1Q23
Net loss	(11.5)	(107.6)	(15.4)
Attributable to Nexa's shareholders	(23.8)	(93.4)	(19.7)
Attributable to non-controlling interests	12.4	(14.2)	4.3
Basic and diluted loss per share	(0.18)	(0.71)	(0.15)

Miscellaneous adjustments (1)	1.7	100.5	17.8
Attributable to Nexa's shareholders	3.5	92.0	18.4
Attributable to non-controlling interests	(1.8)	8.6	(0.6)
Basic and diluted miscellaneous adjustments per share	0.03	0.69	0.14

Adjusted net income (loss)	(9.8)	(7.1)	2.4
Attributable to Nexa's shareholders	(20.3)	(1.4)	(1.4)
Attributable to non-controlling interests	10.5	(5.7)	3.8
Weighted average number of outstanding shares - in thousand	132,439	132,439	132,439
Adjusted basic and diluted loss per share	(0.15)	(0.01)	(0.01)

(1) Miscellaneous adjustments include: (i) Changes in fair value of offtake agreement; (ii) Impairment loss (reversal) of long-lived assets; (iii) Ramp-up expenses of greenfield projects (Aripuanã); (iv) Impairment of other assets; (v) Loss on sale of property, plant and equipment; (vi) Remeasurement in estimates of asset retirement obligations; (vii) Remeasurement adjustment of streaming agreement; (viii) Changes in fair value of energy forward contracts; (ix) Tax voluntary disclosure – VAT discussions; (x) Other restoration obligations; and (xi) Divestment and restructuring.

5 For more information, please refer to explanatory note 17 – “Impairment of long-lived assets” in the “Condensed consolidated interim financial statements at and for the three months ended on March 31, 2024.”

15

Earnings Release 1Q24

Business Performance

Mining segment

Consolidated		1Q24	4Q23	1Q23	1Q24 vs. 1Q23	1Q24 vs. 4Q23
Ore Mined	kt	3,263	3,522	2,938	11.0%	(7.4%)
Treated Ore	kt	3,393	3,700	3,131	8.4%	(8.3%)

Grade
Zinc	%	3.02	2.90	2.92	9 bps	11 bps
Copper	%	0.31	0.35	0.27	4 bps	(4 bps)
Lead	%	0.69	0.65	0.70	(1 bps)	4 bps
Silver	oz/t	1.14	1.01	1.03	10.7%	13.7%
Gold	oz/t	0.006	0.005	0.005	15.5%	16.0%

Production | metal contained
Zinc	kt	87.2	90.2	74.8	16.6%	(3.3%)
Copper	kt	7.5	9.4	6.1	23.0%	(20.1%)
Lead	kt	18.2	17.6	15.2	20.1%	3.9%
Silver	MMoz	3.0	2.7	2.4	26.2%	8.4%
Gold	koz	8.7	7.7	6.5	33.5%	12.6%
Zinc Equivalent (1)	kt	158.8	165.3	133.0	19.4%	(3.9%)

(1) Consolidated mining production in kt of zinc equivalent is calculated by converting copper, lead, silver, and gold contents to a zinc equivalent grade, assuming 2023 LME average prices: Zn: US$1.20/lb; Cu: US$3.85/lb; Pb: US$0.97/lb; Ag: US$23.4/oz; Au: US$1,943/oz.

In 1Q24, treated ore volume reached 3,393kt, up 8% year-over-year, explained by better plant performance across all mines, except in El Porvenir, where mining activities were suspended for approximately one week due to a fatal incident in early 2024. Additionally, the ramp-up of Aripuanã over the past 12 months significantly contributed to the consolidated treated ore increase during the period.

Compared to 4Q23, treated ore volume decreased by 8%, primarily driven by lower treated ore across all mines, except Vazante. The Peruvian mines faced a temporary reduction in production for several days during the period due to the rainfall season, which typically occurs in the first months of the year. Additionally, in Aripuanã, as previously disclosed, we completed the scheduled replacement of critical equipment, including pumps to increase capacity in the flotation system.

The ore throughput, year-over-year, increased at Cerro Lindo (+15%), Aripuanã (+16%), Vazante (+8%), Atacocha (+1%), and Morro Agudo (+0.3%), while El Porvenir decreased by (-3%).

Zinc equivalent production totaled 159kt in 1Q24, up 19% compared to 1Q23. The average zinc, copper and silver head grades increased by 9bps to 3.02%, 4bps to 0.31% and 11% to 1.14oz/t, respectively, while lead head grade decreased by 1bps to 0.69%. Compared to 4Q23, zinc equivalent production decreased by 4%, as a result of lower copper production.

Zinc production of 87kt in the quarter rose by 17% from 1Q23, mainly explained by an increase in treated ore volume and higher average zinc grades, particularly at the Cerro Lindo, Vazante and Aripuanã mines. Compared with 4Q23, zinc production was 3% lower, mainly due to lower volumes from the Peruvian mines and Morro Agudo.

16

Earnings Release 1Q24

Copper production of 7.5kt increased by 23% from 1Q23 as a result of the positive progress in the Aripuanã ramp-up and decreased by 20% from 4Q23, mainly due to low mining recovery in areas with lower average head grades, particularly in Cerro Lindo.

Lead production increased by 20% year-over-year and 4% quarter-over-quarter, mainly driven by production at the Cerro Lindo and Aripuanã mines.

Cerro Lindo

Cerro Lindo (100% basis)		1Q24	4Q23	3Q23	2Q23	1Q23	2023

Ore Mined	kt	1,457	1,617	1,515	1,595	1,254	5,981
Treated Ore	kt	1,471	1,644	1,540	1,530	1,277	5,991

Grade

Zinc	%	1.87	1.70	1.63	1.31	1.38	1.51
Copper	%	0.51	0.58	0.63	0.57	0.48	0.57
Lead	%	0.44	0.32	0.32	0.33	0.25	0.31
Silver	oz/t	1.14	0.83	0.81	0.83	0.72	0.80
Gold	oz/t	0.003	0.003	0.002	0.002	0.002	0.002

Production | metal contained

Zinc	kt	24.3	24.6	21.7	16.9	15.0	78.2
Copper	kt	5.9	7.9	8.1	7.4	5.2	28.6
Lead	kt	4.9	3.8	3.6	3.6	2.1	13.0
Silver	MMoz	1.3	1.0	0.9	0.9	0.6	3.5
Gold	koz	1.2	1.2	0.7	0.8	0.7	3.4

Zinc sales	kt	22.8	25.3	20.8	17.5	14.8	78.4

Costs

Cost of sales	US$ mm	84.9	98.1	88.6	86.5	81.6	354.8
Cost ROM (2)	US$/t	41.6	41.5	41.3	39.8	39.6	40.6
Cash cost (1)	US$/lb	(0.23)	0.06	(0.18)	(0.13)	(0.02)	(0.06)
Sustaining cash cost (1)	US$/lb	(0.06)	0.29	0.07	0.15	0.23	0.19

CAPEX	US$ mm

Sustaining		8.5	11.2	9.1	9.4	8.0	37.7
Other		0.0	1.7	2.0	1.5	0.4	5.6

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per mine. For a cash cost reconciliation to COGS, please refer to Appendix – All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

In 1Q24, treated ore volume was 1,471kt, up 15% from 1Q23, while decreased by 11% from 4Q23.

17

Earnings Release 1Q24

Zinc production of 24kt increased 62% year-over-year, mainly explained by better plant performance, which resulted in higher treated ore volumes in the period, after the resumption of activities due to unusual heavy rainfall levels caused by cyclone Yaku, which partially flooded the mine in March 2023.

Additionally, in 1Q24, areas with higher zinc grades were accessed, resulting in increased zinc production. Compared to 4Q23, zinc production slightly decreased, primarily explained by scheduled preventive maintenance in the period, which lasted for 3 days. However, mine development to rehabilitate restricted areas has continued to progress, and we expect to increase mineable areas with better zinc grades in the upcoming quarters.

Zinc head grade averaged 1.87% in the quarter, up 49bps and 17bps compared to 1Q23 and 4Q23, respectively.

Copper production of 5.9kt increased by 15% from 1Q23, driven by a higher average grade in the period, and decreased by 25% from 4Q23, mainly attributed to the presence of oxidized minerals in certain areas, which impacted metal recovery and resulted in a lower copper average grade (down 8bps to 0.51%).

Lead production was 4.9kt, up 134% and 31% from 1Q23 and 4Q23, respectively, mainly driven by higher lead average grade in the period (up 19bps year-over-year and 12bps quarter-over-quarter).

Cost

Cost of sales was US$85 million in 1Q24 compared to US$82 million in the same period last year. This increase was primarily attributed to higher variable costs related to higher production, which were partially offset by lower idleness costs related to the two-week weather-related suspension in 1Q23. Compared to 4Q23, cost of sales decreased by 13%, mainly explained by lower third-party services, lower personnel costs, and lower variable costs due to lower zinc and copper sales volumes.

Run-of-mine mining cost was US$41.6/t in the quarter, up 5% year-over-year, mainly explained by higher variable costs and higher maintenance costs. Compared to 4Q23, run-of-mine mining cost was relatively flat.

Cash cost net of by-products in 1Q24 decreased to US$(0.23)/lb compared with US$(0.02)/lb in 1Q23 and US$0.06/lb in 4Q23. The year-over-year performance was primarily driven by suspension of operation activities at Cerro Lido in early 2023, which were partially offset by lower by-products prices. Compared to 4Q23, the decrease was mainly attributed to lower operational costs, lower TCs and higher by-products contribution.

CAPEX

In 1Q24, sustaining capital expenditures amounted to US$8.5 million, mainly related to mine development, maintenance, and other mining infrastructure expenses.

El Porvenir

El Porvenir (100% basis)		1Q24	4Q23	3Q23	2Q23	1Q23	2023

Ore Mined	kt	530	562	568	546	544	2,220
Treated Ore	kt	530	562	568	546	544	2,220

Grade

Zinc	%	2.76	2.83	2.89	2.89	2.82	2.86
Copper	%	0.16	0.16	0.16	0.17	0.15	0.16
Lead	%	1.48	1.39	1.36	1.35	1.38	1.37
Silver	oz/t	2.47	2.20	2.22	2.42	2.55	2.34
Gold	oz/t	0.011	0.010	0.010	0.011	0.011	0.011

Production | metal contained

Zinc	kt	12.9	13.9	14.4	13.8	13.6	55.8
Copper	kt	0.1	0.1	0.1	0.1	0.1	0.4
Lead	kt	6.6	6.5	6.3	6.0	6.2	24.9
Silver	MMoz	1.1	1.0	1.0	1.1	1.2	4.3
Gold	koz	2.2	2.1	2.0	2.2	2.3	8.7

Zinc sales	kt	12.7	14.2	14.5	14.5	14.4	57.7

Costs

Cost of sales	US$ mm	49.0	57.4	47.8	48.1	51.8	205.1
Cost ROM (2)	US$/t	62.0	70.6	57.5	63.1	60.1	62.8
Cash cost (1)	US$/lb	0.24	0.37	0.20	0.35	0.22	0.29
Sustaining cash cost (1)	US$/lb	1.14	1.30	0.73	0.65	0.64	0.83

CAPEX	US$ mm

Sustaining		25.2	28.8	16.7	9.7	13.4	68.7
Other		0.0	0.0	-	(0.0)	(0.0)	(0.0)

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per mine. For a cash cost reconciliation to COGS, please refer to Appendix – All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

18

Earnings Release 1Q24

In 1Q24, treated ore volume was 530kt, down 3% and 6% compared to 1Q23 and 4Q23, respectively.

In 1Q24, zinc production of 13kt was down 6% and 8% from 1Q23 and 4Q23, respectively. This performance was primarily driven by lower treated ore volumes and lower zinc average grade in the period, stemming from a reduction in mine activities due to the rainfall season, in addition to a voluntary suspension of mining operations for approximately 6 days following a fatal incident in March 2024.

Zinc average grade decreased to 2.76% in the quarter compared to 2.82% in 1Q23 and 2.83% in 4Q23.

Lead production in 1Q24 increased by 6% and 1% from 1Q23 and 4Q23, respectively, while silver production decreased by 5% year-over-year, as a result of lower silver average grade. Compared to 4Q23, silver production increased by 8% following higher grades.

Cost

Cost of sales amounted to US$49 million in 1Q24 compared to US$52 million in 1Q23, mainly due to lower zinc sales and lower operating costs, particularly related to lower third-party services and lower personnel costs. Compared to 4Q23, cost of sales was down 15%, attributed to lower variable costs attributed to lower treated ore volumes, lower personnel costs and lower depreciation and amortization expenses.

19

Earnings Release 1Q24

Run-of-mine mining cost was US$62/t in the quarter, up 3% from 1Q23 due to lower treated ore volumes, and down 12% from 4Q23, mainly driven by lower variable costs, lower personnel costs, and lower third-party services, which were partially offset by lower treated ore volumes in the period.

Cash cost net of by-products in 1Q24 increased to US$0.24/lb compared to US$0.22/lb in 1Q23, mainly driven by higher operating costs, lower by-products prices and lower zinc sales volumes, which were partially offset by higher by-products volumes and lower TCs. Compared to 4Q23, cash cost decreased by US$0.13/lb due to lower variable costs and lower personnel costs.

CAPEX

In 1Q24, sustaining capital expenditures amounted to US$25 million, mainly related to tailings dam project and mine development.

Atacocha

Atacocha (100% basis)		1Q24	4Q23	3Q23	2Q23	1Q23	2023

Ore Mined	kt	347	399	290	363	342	1,394
Treated Ore	kt	347	393	290	373	342	1,397

Grade

Zinc	%	0.89	0.87	0.58	0.67	0.94	0.77
Lead	%	0.81	0.86	0.84	0.80	1.23	0.93
Silver	oz/t	1.02	1.20	1.33	1.11	1.24	1.21
Gold	oz/t	0.008	0.007	0.009	0.010	0.012	0.010

Production | metal contained

Zinc	kt	2.4	2.6	1.2	1.9	2.5	8.2
Lead	kt	2.3	2.9	2.1	2.6	3.6	11.1
Silver	MMoz	0.3	0.4	0.3	0.3	0.4	1.4
Gold	koz	1.4	1.4	1.4	2.2	2.6	7.6

Zinc sales	kt	2.1	2.7	1.1	2.4	2.3	8.5

Costs

Cost of sales	US$ mm	16.3	20.4	13.1	19.8	16.5	69.9
Cost ROM (2)	US$/t	33.7	32.4	30.7	31.7	36.6	32.9
Cash cost (1)	US$/lb	0.05	0.17	(1.22)	(1.05)	(0.12)	(0.44)
Sustaining cash cost (1)	US$/lb	0.95	1.25	(0.19)	(0.58)	0.81	0.43

CAPEX	US$ mm

Sustaining		4.2	6.4	2.6	2.5	4.7	16.1
Other		0.0	0.1	0.0	0.0	(0.0)	0.1
20

Earnings Release 1Q24

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per mine. For a cash cost reconciliation to COGS, please refer to Appendix – All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

Treated ore volume of 347kt in 1Q24 was up 1% from 1Q23, mainly explained by better plant performance after activities resumed following protests that impacted production in early 2023. Compared to 4Q23, treated ore volume decreased by 12%, primarily due to the rainfall season in the first months of the year, which led to a reduction in mining activities due to heightened humidity in the period.

Zinc production of 2.4kt in 1Q24 decreased by 6% and 11% compared to 1Q23 and 4Q23, respectively. Zinc average grade in the quarter was 0.89%, down 5bps year-over-year and up 2bps quarter-over-quarter.

Lead production decreased by 35% to 2.3kt compared to 1Q23, mainly due to lower lead average grade, while silver production decreased to 270koz following the same trend. Compared to 4Q23, lead and silver production decreased by 19% and 28%, respectively.

Cost

Cost of sales was US$16 million in 1Q24, down 1% year-over-year due to lower expenses in maintenance and third-party services. Compared to 4Q23, cost of sales decreased by 20%, mainly driven by lower operating costs, lower production volumes and lower depreciation and amortization expenses in the period.

Run-of-mine mining cost was US$34/t in the quarter, down 8% from 1Q23, mainly explained by the aforementioned reasons and up 4% from 4Q23, mainly explained by lower treated ore volumes.

Cash cost net of by-products was US$0.05/lb in 1Q24 compared with US$(0.12)/lb in 1Q23, mainly due to lower by-products volumes. Compared to 4Q23, cash cost was down US$0.12/lb, mainly due to higher zinc ore grade and lower TCs, which were partially offset by lower by-products contribution and lower treated ore volumes.

CAPEX

In 1Q24, sustaining capital expenditures amounted to US$4.2 million, mainly related to the tailings dam deposit area and drainage system, and expansion of the waste deposit.

Vazante

Vazante (100% basis)		1Q24	4Q23	3Q23	2Q23	1Q23	2023

Ore Mined	kt	374	382	384	366	385	1,516
Treated Ore	kt	427	407	427	405	394	1,633

Grade

Zinc	%	9.55	9.86	10.22	10.25	10.44	10.19
Lead	%	0.26	0.29	0.35	0.35	0.34	0.33
Silver	oz/t	0.58	0.66	0.70	0.66	0.69	0.67

Production | metal contained

Zinc	kt	34.9	34.9	38.4	36.6	35.8	145.7
Lead	kt	0.1	0.3	0.4	0.4	0.4	1.4
Silver	MMoz	0.1	0.1	0.2	0.2	0.1	0.6

Zinc sales	kt	34.9	34.9	38.4	36.6	35.8	145.7

Costs

Cost of sales	US$ mm	33.4	29.4	33.5	32.0	29.8	124.7
Cost ROM (2)	US$/t	48.7	58.1	57.7	57.0	55.4	57.1
Cash cost (1)	US$/lb	0.55	0.57	0.63	0.61	0.63	0.61
Sustaining cash cost (1)	US$/lb	0.63	0.65	0.72	0.72	0.71	0.70

CAPEX	US$ mm

Sustaining		5.9	5.9	7.2	8.8	6.2	28.0
Other		0.7	0.8	1.7	0.8	0.2	3.6

21

Earnings Release 1Q24

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per mine. For a cash cost reconciliation to COGS, please refer to Appendix – All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

In 1Q24, treated ore volume was 427kt, up 8% and 5% compared to 1Q23 and 4Q23, respectively.

Zinc production of 35kt in 1Q24 decreased by 3% compared to 1Q23, mainly explained by lower zinc head grades in line with the mine sequencing plan for the period. Compared to 4Q23, zinc production was relatively flat.

Zinc head grade averaged 9.55%, was down 90bps and 32bps from 1Q23 and 4Q23, respectively.

Cost

Cost of sales was US$33 million in 1Q24, up 12% from the same period a year ago, mainly explained by higher operating (fixed) costs. Compared to 4Q23, cost of sales was up 14%, mainly due to higher operating costs attributed to depreciation and amortizations expenses, as well as freight costs.

Run-of-mine mining cost was US$49/t in 1Q24 compared to US$55/t in 1Q23 and US$58/t in 4Q23, mainly due to higher treated ore volumes, partially offset by higher operating costs.

Cash cost net of by-products decreased to US$0.55/lb compared with US$0.63/lb in 1Q23, primarily driven by lower TCs. Compared to 4Q23, cash cost decreased by 3%, also due to lower TCs.

CAPEX

In 1Q24, sustaining capital expenditures amounted to US$5.9 million, mainly related to mine development to support life of mine extension.

Morro Agudo

Morro Agudo (100% basis)		1Q24	4Q23	3Q23	2Q23	1Q23	2023

Ore Mined	kt	256	288	291	283	265	1,127
Treated Ore	kt	297	348	330	320	296	1,293

Grade

Zinc	%	2.16	2.12	2.03	1.79	2.02	1.99
Lead	%	0.72	0.75	0.98	0.81	0.91	0.86

Production | metal contained

Zinc	kt	5.7	6.8	6.0	5.1	5.3	23.2
Lead	kt	1.7	1.9	2.6	1.9	1.9	8.3

Zinc sales	kt	5.7	6.8	6.0	5.1	5.3	23.2

Costs

Cost of sales	US$ mm	13.3	15.3	16.6	17.6	15.5	65.0
Cost ROM (2)	US$/t	41.6	44.9	22.9	31.7	36.9	37.9
Cash cost (1)	US$/lb	0.90	0.77	0.61	0.87	1.05	0.82
Sustaining cash cost (1)	US$/lb	0.90	0.82	0.67	0.97	1.07	0.87

CAPEX	US$ mm

Sustaining		0.0	0.8	0.8	1.0	0.2	2.8
Other		0.0	0.0	0.0	0.1	0.0	0.1

22

Earnings Release 1Q24

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per mine. For a cash cost reconciliation to COGS, please refer to Appendix – All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

In 1Q24, treated ore volume was 297kt and remained relatively flat compared to 1Q23, while decreased by 15% compared to 4Q23.

Zinc production of 5.7kt in 1Q24 increased by 6% year-over-year, mainly explained by higher zinc average grade, and decreased by 16% quarter-over-quarter due to lower treated ore volumes in the period. Zinc head grade averaged 2.16%, up 14bps and 4bps compared to 1Q23 and 4Q23, respectively.

As previously disclosed, on March 19, 2024, we announced the suspension of mining operations at the Morro Agudo Complex effective May 1, 2024. Furthermore, on April 5, 2024, we announced the signing of a definitive agreement to divest the Morro Agudo Complex, which encompasses the Morro Agudo and Ambrósia mines. The closing of this transaction is subject to certain customary conditions precedent, including a corporate restructuring of the assets comprising the Morro Agudo Complex. Nexa expects the closing of the transaction to occur between the second and third quarters of 2024.

Cost

Cost of sales was US$13 million in 1Q24, down 15% compared to the same period a year ago, mainly due to lower depreciation and amortization expenses and lower operating costs related to energy and third-party services costs. Compared to 4Q23, cost of sales decreased by 13%, mainly explained by lower variable costs and lower third-party services.

Run-of-mine mining cost was US$42/t in the quarter, up 13% from 1Q23 due to lower limestone contribution, which negatively impacted the costs. Compared to 4Q23, run-of-mine mining costs was down 7%, mainly explained by lower operating costs and lower third-party services.

23

Earnings Release 1Q24

In 1Q24, cash cost net of by-products was US$0.90/lb compared with US$1.05/lb in 1Q23 due to lower TCs and higher by-products contribution. Compared to 4Q23, cash cost increased by US$0.13/lb due to lower volumes and lower by-products contribution.

CAPEX

In 1Q24, there were no sustaining capital expenditures.

Aripuanã

Aripuanã (100% basis)		1Q24	4Q23	3Q23	2Q23	1Q23	2023

Ore Mined	kt	299	276	237	61	148	722
Treated Ore	kt	322	347	315	372	277	1,311

Grade

Zinc	%	3.11	3.66	3.66	2.92	2.98	3.31
Copper	%	0.70	0.75	0.65	0.74	0.57	0.68
Lead	%	0.97	1.12	1.14	0.94	1.04	1.05
Silver	oz/t	0.91	1.09	0.97	0.89	0.86	0.96
Gold	oz/t	0.026	0.016	0.017	0.013	0.013	0.015

Production | metal contained

Zinc	kt	7.2	7.4	5.8	6.5	2.5	22.1
Copper	kt	1.5	1.4	1.0	1.2	0.9	4.4
Lead	kt	2.6	2.3	1.5	1.5	1.1	6.3
Silver	MMoz	0.2	0.2	0.1	0.1	0.1	0.5
Gold	koz	4.0	3.0	2.4	1.7	0.9	8.0

CAPEX	US$ mm

Sustaining		14.4	28.4	19.9	15.9	15.2	79.4
Other (1)		0.2	0.1	3.1	(19.3)	(2.8)	(19.0)

(1) The negative amounts are mainly related to reclassifications between Aripuanã and Corporate, and capitalization of interest net of advanced payments for imported materials and tax credits.

ROM production in 1Q24 reached 299kt compared to 276kt in 4Q23 (up 8%), mainly explained by the start of production of the VRM method (Vertical Retreat Mining), which will contribute positively to increase mine productivity and efficiency.

In 1Q24, treated ore volume totaled 322kt compared to 277kt (+16%) in 1Q23. This increase was primarily driven by progress in ramp-up activities over the past 12 months. Compared to 4Q23, treated ore volume decreased by 7%, mainly due to the completion of previously disclosed upgrades, which required plant stoppages in the period. These upgrades included replacing critical pumps to increase capacity, in line with the revised design of the flotation pumping system, and close monitoring of the tailings filter circuit, which is presenting some performance challenges.

Zinc production in 1Q24 was 7.2kt compared to 2.5kt in 1Q23, primarily attributed to higher treated ore volumes and higher zinc average grade, which was 3.11% in the period. Compared to 4Q23, zinc production slightly decreased by 3%, mainly explained by scheduled upgrades and the rainfall season, which typically occurs in the early months of the year, leading to a reduction in mining activities in the period.

24

Earnings Release 1Q24

Copper production in 1Q24 was 1.5kt compared to 0.9kt in 1Q23 and 1.4kt in 4Q23, while copper average grade was 0.70% in the period.

In 1Q24, zinc recovery reached 72% versus 58% in 4Q23, while copper and lead recovery averaged 66% and 83%, respectively, versus 53% and 59% in 4Q23.

Ramp-up activities are progressing steadily, with our current focus on increasing the plant throughput rate, improving concentrate grades, and maximizing metal recoveries. In January and February 2024, the plant performed at around 57% of nameplate capacity, as a result of the debottlenecking activities, combined with fewer working days and the peak of the rain season. In March and April, utilization levels reached approximately 80% in certain days of both months, stabilizing at around 70% in the second week of April. We expect utilization rate at the plant to further improve next quarter, contributing to Aripuanã’s results and paving the way for the completion of the ramp-up, which is expected in mid-2024.

CAPEX

In 1Q24 sustaining capital expenditures amounted to US$14 million, mainly related to mine development, upgrades, task force and other sustaining activities.

Financial performance

US$ million	1Q24	4Q23	1Q23	1Q24 vs. 1Q23	1Q24 vs. 4Q23
Net Revenues	293.9	281.8	267.7	9.8%	4.3%
Cost of Sales (1)	(252.4)	(283.3)	(243.5)	3.7%	(10.9%)
Gross Profit	41.6	(1.5)	24.3	71.4%	-
Adjusted EBITDA	73.7	47.2	41.5	77.5%	56.2%
Adjusted EBITDA Mrg.	25.1%	16.7%	15.5%	9.6pp	8.3pp

Note: Financial performance pre intersegment eliminations. (1) Includes the cost of sales of Aripuanã of US$43 million in 1Q24, US$41 million in 1Q23 and US$51 million in 4Q23.

Net revenues for the mining segment totaled US$294 million in 1Q24, up 10% versus 1Q23. This performance was mainly driven by the increase in production across all metals and lower TCs, which were partially offset by the decrease in zinc prices. Compared to 4Q23, net revenues increased by 4%, mainly due to the higher lead, silver and gold volumes, and copper prices.

Cost of sales in 1Q24 was US$252 million, including US$43 million attributed to Aripuanã, reflecting a higher unit cost (ramp-up phase). Excluding the impact of Aripuanã, cost of sales increased by 4% to US$210 million from US$202 million in 1Q23 due to higher sales volume and decreased by 10% compared to US$233 million in 4Q23 due to lower zinc and copper sales volumes.

Reconciliation of realized prices

Revenues are recorded at provisional prices and, typically, an adjustment is then made after delivery, based on the pricing terms under the relevant contract. In addition, the difference between the provisional and the final price received is recognized by adjusting the price in the period in which the sale is concluded.

25

Earnings Release 1Q24

Adjusted EBITDA for the mining segment in 1Q24 was US$74 million compared to US$42 million in 1Q23. This increase was primarily explained by (i) the positive impact of US$53 million due to increased volumes, particularly in Aripuanã and Cerro Lindo; (ii) higher by-products contribution of US$22 million, mainly due to higher silver and gold volumes and prices; (iii) lower TCs of US$17 million; and (iv) the positive impact of US$9 million due to lower mineral exploration and project evaluation expenses, which were partially offset by (v) the negative net price effect of US$51 million, mainly due to lower zinc prices; (vi) the negative impact of US$12 million in costs, mainly related to higher operational costs in Cerro Lindo; and (vii) the negative impact of FX variation of US$5 million.

Compared to 4Q23, Adjusted EBITDA increased by 56%. This performance was mainly driven by (i) lower TCs of US$18 million; (ii) the positive impact of US$12 million due to lower mineral exploration and project evaluation expenses; (iii) higher by-products contribution of US$4 million, mainly due to higher silver and gold payable value in our Peruvian operations and Aripuanã, which were partially offset by (iv) the negative impact of US$13 million in volumes, mainly due to lower copper sales volumes in Cerro Lindo as a result of lower treated ore and grades.

26

Earnings Release 1Q24

Cash cost and AISC 6,7

Consolidated cash cost		1Q24	4Q23	1Q23	1Q24 vs. 1Q23	1Q24 vs. 4Q23
Run-of-mine mining cost	US$/t	45.2	48.0	45.0	0.3%	(5.8%)
Cash cost net of by-products	US$/t	597	987	948	(37.0%)	(39.5%)
AISC net of by-products	US$/t	1,580	2,157	1,840	(14.1%)	(26.7%)
Cash cost net of by-products	US$/lb	0.27	0.45	0.43	(37.0%)	(39.5%)
AISC net of by-products	US$/lb	0.72	0.98	0.83	(14.1%)	(26.7%)

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness capacity of US$1.2 million in El Porvenir in 1Q24 and US$5.2 million in Cerro Lindo in 1Q23.

Cash cost net of by-products for the mining segment in 1Q24 decreased to US$0.27/lb compared to US$0.43/lb in 1Q23. This decrease was primarily due to lower TCs and higher volumes, mainly explained by a two-week weather-related suspension of activities at the Cerro Lindo mine in 1Q23.

Compared to 4Q23, cash cost was down by US$0.18/lb due to lower TCs across all units and lower operating costs, particularly in Cerro Lindo and El Porvenir.

Run-of-mine mining cost was US$45/t in the quarter, relatively flat from 1Q23. Compared to 4Q23, run-of-mine mining cost was down 6%, mainly due to lower variable costs, lower personnel costs and lower third-party services.

AISC net of by-products in 1Q24 was US$0.72/lb, down 14% and 27% compared to US$0.83/lb in 1Q23 and US$0.98/lb in 4Q23, respectively.

For a reconciliation of cash cost and AISC net of by-products, please refer to the appendix section “All in Sustaining Cash Cost | Mining.”

6 Our cash cost and AISC are net of by-products credits, measured with respect to zinc sold.

7 AISC does not include Aripuanã

27

Earnings Release 1Q24

Smelting segment

Consolidated		1Q24	4Q23	1Q23	1Q24 vs. 1Q23	1Q24 vs. 4Q23
Production
Zinc metal	kt	130.6	136.4	137.9	(5.3%)	(4.2%)
Zinc oxide	kt	7.7	7.8	8.2	(5.9%)	(1.2%)
Total	kt	138.3	144.2	146.1	(5.4%)	(4.1%)
Sales
Zinc metal	kt	131.0	135.4	135.7	(3.5%)	(3.2%)
Zinc oxide	kt	7.6	7.9	8.1	(6.4%)	(4.7%)
Total	kt	138.6	143.3	143.8	(3.6%)	(3.3%)

In 1Q24, total production was 138kt, down 5% year-over-year and 4% quarter-over-quarter, mainly driven by lower volumes at the Cajamarquilla smelter, primarily attributed to scheduled maintenance in the roaster in the period. Additionally, there were unplanned maintenance activities at the Três Marias and Juiz de Fora units.

In 1Q24, zinc metal and oxide sales were 139kt, down by 4% from 1Q23 following lower production volumes and the typical seasonality of demand in the period. Compared to 4Q23, metal sales were down 3% as explained above.

Peru

Cajamarquilla (100% basis)		1Q24	4Q23	3Q23	2Q23	1Q23	2023

Zinc metal production	kt	73.9	78.2	80.8	82.7	81.3	323.1
Global Recovery	%	95.8	95.3	92.6	93.8	94.0	93.8
Zinc metal sales	kt	72.7	79.4	87.1	81.2	78.8	326.4

Zinc content in products	kt	72.6	79.3	87.0	81.1	78.6	325.9

Cost of sales (2)	US$ mm	201	221	261	218	261	960
(-) Raw material		(142)	(128)	(147)	(156)	(199)	(630)
(+) By-product		(7.3)	(8.4)	(9.1)	(7.6)	(6.7)	(31.9)
(+/-) Consolidation effects		(11.7)	(34.3)	(48.5)	(8.5)	(6.4)	(97.7)
(+) Others		3.1	(5.1)	(5.5)	7.7	2.2	(0.7)
(=) Conversion cost	US$ mm	43.8	45.1	50.8	53.4	50.4	199.6
Conversion cost	US$/lb	0.27	0.26	0.26	0.30	0.29	0.28

Cash cost (1)	US$/lb	0.92	0.94	0.97	1.06	1.17	1.03
Sustaining cash cost (1)	US$/lb	0.99	1.05	1.01	1.09	1.20	1.08

CAPEX	US$ mm

Sustaining		11.7	16.4	6.2	3.2	4.0	29.8
Other		0.4	2.4	1.1	1.3	0.5	5.3
28

Earnings Release 1Q24

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per smelter. For a cash cost reconciliation to COGS, please refer to Appendix - Conversion and All in Sustaining Cash Cost | Smelting.

(2) Cost of sales does not include resale operations from third parties.

In 1Q24, Cajamarquilla smelter production was 74kt, down 9% and 6% compared to 1Q23 and 4Q23, respectively, mainly attributed to scheduled maintenance in the roaster, which totaled 18 days during the period, reducing production, and consequently impacting the unit’s performance.

Recovery rates improved and averaged 95.8% during the quarter compared to 94.0% in 1Q23 and 95.3% in 4Q23 as a result of improvement in the performance of the hydrometallurgical circuit.

Metal sales totaled 73kt in 1Q24 and were down 8% year-over-year and quarter-over-quarter, following lower production volumes.

Costs

Cost of sales was US$201 million in 1Q24 compared to US$261 million in the same period a year ago, mainly explained by lower raw material costs due to lower zinc prices. Compared to 4Q23, cost of sales decreased by 9%, primarily due to lower sales volume and lower workers participation.

In 1Q24, conversion cost was US$0.27/lb, down US$0.02/lb compared to 1Q23 due to lower variable costs and energy costs. Compared to 4Q23, conversion cost was up US$0.02/lb, mainly due to higher maintenance costs and lower zinc sales.

Cash cost net of by-products in 1Q24 was US$0.92/lb compared to US$1.17/lb in 1Q23, mainly due to lower zinc prices. Compared to 4Q23, cash cost decreased by US$0.02/lb, mainly explained by lower zinc prices, lower variable costs and lower third-party services.

CAPEX

In 1Q24, sustaining capital expenditures amounted to US$12 million, mainly due to the acquisition and repairs of equipment, tailings dam improvements, as well as disbursements related to the maintenance in the period.

Brazil

In 1Q24, total smelter production amounted to 64kt and was relatively flat compared to the same period of last year. Compared to 4Q23, smelter production was down 2%, mainly explained by unplanned maintenance activities at Três Marias and Juiz de Fora.

Despite the typical low seasonality of demand, total sales volume (zinc metal + zinc oxide) amounted to 66kt and increased by 1% year-over-year and 3% quarter-over-quarter, mainly explained by overall higher produced volumes, in addition to a slightly increase in demand in our home market driven by the gradual return of demand in Argentina following the presidential elections at the end of 2023.

Três Marias

Três Marias (100% basis)		1Q24	4Q23	3Q23	2Q23	1Q23	2023

Zinc metal production	kt	37.5	35.8	39.0	35.7	37.9	148.4
Zinc oxide production	kt	7.7	7.8	9.6	8.4	8.2	34.0
Global Recovery	%	90.5	90.5	89.3	91.7	91.4	90.1
Zinc metal sales	kt	38.4	33.4	38.0	38.9	36.8	147.1
Zinc oxide sales	kt	7.6	7.9	9.4	8.5	8.1	33.9

Zinc content in products	kt	45.3	40.7	45.4	45.6	43.1	174.8

Cost of sales (2)	US$ mm	115	119	113	132	138	502
(-) Raw material		(55)	(52)	(43)	(61)	(85)	(240)
(+) By-product		(15.0)	(17.3)	(17.5)	(19.7)	(12.9)	(67.3)
(+/-) Consolidation effects		1.8	(5.5)	(5.6)	2.1	0.9	(8.0)
(+) Others		(18.4)	(22.2)	(21.3)	(22.3)	(18.8)	(84.6)
(=) Conversion cost	US$ mm	28.3	22.5	26.2	30.8	22.6	102.1
Conversion cost	US$/lb	0.28	0.25	0.26	0.31	0.24	0.26

Cash cost (1)	US$/lb	1.03	1.13	0.97	1.18	1.36	1.16
Sustaining cash cost (1)	US$/lb	1.06	1.20	1.01	1.25	1.40	1.21

CAPEX	US$ mm

Sustaining		2.4	5.0	3.5	5.2	2.4	16.1
Other		0.8	1.4	1.2	2.1	1.4	6.1

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per smelter. For a cash cost reconciliation to COGS, please refer to Appendix – Conversion and All in Sustaining Cash Cost | Smelting.

(2) Cost of sales does not include resale operations from third parties.

29

Earnings Release 1Q24

In Três Marias, total production (zinc metal + oxide) was 45kt, down by 2% from 1Q23 due to unplanned shutdown in the roaster, which totaled 14 days in the period, reducing production and consequently impacting the unit’s performance. Compared to 4Q23, total production increased by 4%, mainly driven by better performance in the roaster and enhanced production stability following maintenance conducted last quarter.

Metallic zinc sales amounted to 38kt, up 4% year-over-year and 15% quarter-over-quarter, primarily driven by higher production volumes in the period. In 1Q24, zinc oxide sales totaled 7.6kt and decreased by 6% year-over-year and 5% quarter-over-quarter, mainly due to lower demand in our domestic market, particularly from the tire manufacturing industry.

Costs

Cost of sales of US$115 million in 1Q24 decreased by 17% from 1Q23, mainly explained by lower raw material costs due to lower zinc prices, partially offset by lower TCs. Compared to 4Q23, cost of sales decreased by 3% due to higher sales volumes.

In 1Q24, conversion cost increased to US$0.28/lb, compared to US$0.24/lb in 1Q23, mainly due to higher variable costs and higher personnel costs. Compared to 4Q23, conversion cost was up US$0.03/lb, mainly explained by higher variable costs.

Cash cost net of by-products in 1Q24 decreased to US$1.03/lb compared to US$1.36/lb in 1Q23 and US$1.13/lb in 4Q23, mainly explained by lower zinc prices and higher zinc sales volumes.

CAPEX

In 1Q24, sustaining capital expenditures amounted to US$2.4 million, mainly due to the acquisition and repairs of equipment, as well as disbursements related to the tailings dam.

Juiz de Fora

30

Earnings Release 1Q24

Juiz de Fora (100% basis)		1Q24	4Q23	3Q23	2Q23	1Q23	2023

Zinc metal production	kt	19.2	22.4	20.3	20.7	18.7	82.1
Global Recovery	%	91.6	94.6	93.8	94.0	92.3	94.0
Zinc metal sales	kt	19.8	22.6	19.4	20.3	20.2	82.5

Zinc content in products	kt	19.7	22.5	19.2	20.2	20.0	81.9

Cost of sales	US$ mm	59	65	66	67	71	269
(-) Raw material		(32)	(35)	(36)	(47)	(43)	(160)
(+) By-product		(1.1)	(0.5)	(0.1)	(0.4)	(1.0)	(2.1)
(+/-) Consolidation effects		(0.8)	3.0	2.0	5.1	1.2	11.3
(+) Others		(5.7)	(9.2)	(9.9)	(4.2)	(4.4)	(27.6)
(=) Conversion cost	US$ mm	19.9	24.1	21.5	20.4	24.0	89.9
Conversion cost	US$/lb	0.46	0.49	0.51	0.46	0.54	0.50

Cash cost (1)	US$/lb	1.13	1.01	1.27	1.24	1.35	1.21
Sustaining cash cost (1)	US$/lb	1.15	1.09	1.39	1.30	1.40	1.29

CAPEX	US$ mm

Sustaining		0.7	4.1	4.5	2.5	1.5	12.6
Other		0.1	0.3	0.3	0.4	0.8	1.8

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per smelter. For a cash cost reconciliation to COGS, please refer to Appendix - Conversion and All in Sustaining Cash Cost | Smelting.

In 1Q24, Juiz de Fora production reached 19kt, up 3% year-over-year, mainly explained by better operational performance. Compared to 4Q23, production was down 14%, primarily explained by unplanned maintenance in the roaster, which totaled 5 days in the period, reducing production and consequently impacting the unit’s performance.

Recoveries rates averaged 91.6% during the quarter, compared to 92.3% in 1Q23 and 94.6% in 4Q23. Zinc metal sales totaled 20kt in 1Q24, down 2% from 1Q23 and 12% from 4Q23, respectively, explained by lower production volumes, in addition to the typical seasonality of demand in the period.

Costs

Cost of sales was US$59 million in 1Q24, down 17% compared to US$71 million in 1Q23, primarily driven by lower raw materials costs, which was positively affected by lower zinc prices and lower sales volumes. Compared to 4Q23, cost of sales decreased by 9%, mainly driven by lower energy costs and lower sales volumes.

In 1Q24, conversion cost decreased to US$0.46/lb compared to US$0.54/lb in 1Q23 and US$0.49/lb in 4Q23, mainly due to lower variable costs.

Cash cost net of by-products in 1Q24 was US$1.13/lb compared to US$1.35/lb in 1Q23. This decrease was mainly due to lower zinc prices. Compared to 4Q23, cash cost net of by-products increased by 12% due to higher operating costs stemming from lower smelting sales volume.

CAPEX

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Earnings Release 1Q24

In 1Q24, sustaining capital expenditures amounted to US$0.7 million, mainly driven by the acquisition, replacement, and repairs of equipment.

Financial performance

US$ million	1Q24	4Q23	1Q23	1Q24 vs. 1Q23	1Q24 vs. 4Q23
Net Revenues	418.4	454.1	543.3	(23.0%)	(7.9%)
Cost of Sales	(372.9)	(404.0)	(468.5)	(20.4%)	(7.7%)
Gross Profit	45.5	50.0	74.8	(39.2%)	(9.0%)
Adjusted EBITDA	49.2	58.4	89.2	(44.9%)	(15.9%)
Adjusted EBITDA Mrg.	11.8%	12.9%	16.4%	(4.7pp)	(1.1pp)

Note: Financial performance pre intersegment eliminations.

Net revenues were US$418 million in 1Q24, down by 23% compared to US$543 million in 1Q23, mainly due to lower zinc prices, lower sales volume and lower net premium. Compared to 4Q23, net revenues decreased by 8%, mainly due to lower sales volumes and lower net premium.

Cost of sales decreased by 20% in 1Q24, totaling US$373 million compared to US$469 million in 1Q23, mainly explained by lower sales volumes, in addition to lower zinc prices, which positively impacted the raw material (concentrate) purchases. Compared to 4Q23, cost of sales decreased by 8%, mainly due to lower sales volumes.

Reconciliation of realized prices

Purchases of zinc in concentrate are recorded at provisional prices and, typically, an adjustment is made after delivery, which is based on the pricing terms provided for under the respective contract. In addition, the difference between the provisional and the final price received is recognized by adjusting the price in the period in which the purchase is concluded.

Sources of Zinc Concentrate to Nexa Smelters (kt) – 1Q24

In 1Q24, Nexa acquired 53% of zinc concentrate from our own mines, with the remainder supplied by third parties. The smelters use zinc concentrate as feedstock, which is supplied from our mines, and we apply a benchmark TC for our operations. From third-party suppliers, the treatment charge is based on the benchmark TC, spot TCs, or TCs negotiated annually, which remained relatively flat throughout the year.

The 2024 benchmark TC, negotiated in April 2024, was US$165/t concentrate, down 40% from 2023 (US$274/t). To reduce volatility, for the majority of our third-party contracts, which are renewed during different periods throughout the year, we consider the 3-year benchmark TC. The reference benchmark for TC 2024, 2023 and 2022 is US$165/t concentrate, US$274/t concentrate, and US$230/t concentrate, respectively.

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Earnings Release 1Q24

Adjusted EBITDA for the smelting segment totaled US$49 million in 1Q24 compared to US$89 million reported in 1Q23. This decrease was mainly attributed to (i) the negative net price effect of US$30 million, mainly due to lower zinc prices and lower net premium; (ii) lower TCs of US$12 million; (iii) lower sales volume of US$5 million; and (iv) the negative hedge variation of US$3 million, which were partially offset by (v) the positive net impact of US$14 million in costs, primarily due to lower sales expenses in Três Marias and Juiz de Fora, and the positive raw material inventory consumption cost effect.

Compared to 4Q23, Adjusted EBITDA decreased by 16%, mainly driven by (i) lower TCs of US$22 million; (ii) the negative net price effect of US$15 million, mainly due to lower zinc prices and lower net premium; and (iii) lower sales volume of US$2 million, which were partially offset by (iv) the positive impact of US$24 million in costs, primarily due to the positive raw material inventory consumption cost effect, lower energy prices and lower maintenance expenses in Três Marias, and lower workers participation provision in Cajamarquilla.

Conversion cost, Cash cost and AISC 8

8 Our conversion cost, cash cost and AISC net of by-products credits are measured with respect to zinc sold.

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Earnings Release 1Q24

Consolidated		1Q24	4Q23	1Q23	1Q24 vs. 1Q23	1Q24 vs. 4Q23
Smelting conversion cost	US$/t	669	644	675	(0.9%)	3.9%
Cash cost net of by-products	US$/t	2,169	2,214	2,761	(21.5%)	(2.0%)
AISC net of by-products	US$/t	2,306	2,494	2,919	(21.0%)	(7.5%)
Smelting conversion cost	US$/lb	0.30	0.29	0.31	(0.9%)	3.9%
Cash cost net of by-products	US$/lb	0.98	1.00	1.25	(21.5%)	(2.0%)
AISC net of by-products	US$/lb	1.05	1.13	1.32	(21.0%)	(7.5%)

Note: Cash cost and AISC per ton sold does not include the impact of the cost of metal purchased for resale.

Cash cost net of by-products for the smelting segment was US$0.98/lb in 1Q24 compared to US$1.25/lb in 1Q23. This decrease was mainly driven by lower cost of raw materials attributed to lower zinc prices, which were partially offset by lower by-products contribution and higher operating costs in Três Marias. Compared to 4Q23, cash cost decreased by 2%.

AISC net of by-products in 1Q24 was US$1.05/lb, down 21% and 8% from US$1.32/lb in 1Q23 and US$1.13/lb in 4Q23, respectively.

Conversion cost for the smelting segment in 1Q24 was US$0.30/lb compared to US$0.31/lb in 1Q23, mainly explained by lower variable costs and lower energy costs, which were partially offset by higher maintenance costs, higher personnel costs and higher third-party services. Compared to 4Q23, conversion cost was up 4%, primarily due to higher variable costs and lower smelting sales volume, which were partially offset by lower energy costs.

For a reconciliation of conversion cost, cash cost and AISC, please refer to the appendix section “Conversion and All in Sustaining Cash Cost | Smelting.”

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Earnings Release 1Q24

Liquidity and Indebtedness

On March 31, 2024, Nexa’s consolidated gross debt[9] amounted to US$1,740 million, 1% higher compared to the balance at December 31, 2023, mainly due to a new short-term loan, partially offset by the 3% depreciation of the Brazilian real (end of period) against the U.S. dollar.

At the end of the period, 85% (or US$1,477 million) of the gross debt was denominated in U.S. dollars and 15% (or US$263 million) in Brazilian reais. The following charts show Nexa’s gross debt by category and currency.

Cash and cash equivalents and financial investments (“total cash”) amounted to US$324 million on March 31, 2024, 31% lower compared to December 31, 2023, mainly driven by higher working capital use and the continued investment over the quarter in excess of operating cash flows, partially offset by the new short-term loan assumed in the quarter.

In March 2024, Nexa Brazil a Nexa Resources subsidiary, entered into a 3-month Note agreement in the principal amount of US$30 million. Also in March 2024, Nexa renegotiated and extended by five years one of its remaining Export Credit notes in the principal amount of US$90 million, which was previously set to mature in October 2024. This transaction has been accounted for as debt modification, and a gain of US$3 million has been recognized in our finance income.

Total cash at the end of 1Q24 is sufficient to cover the payment of all obligations maturing over the next 3 years. At the end of 1Q24, the average maturity of the total debt was 3.7 years at an average interest rate of 6.10% per year with only 4% (US$74 million) of the total debt maturing in 2024, 6% (US$98 million) maturing between 2025 and 2026 and 90% (US$1,568 million) of the total debt maturing in and after 2027. Following the end of 1Q24, Nexa extended its debt maturity profile by completing a number of transactions discussed in further detail below.

On March 31, 2024, Nexa’s net debt[10] was US$1,427 million compared with US$1,269 million at the end of 4Q23. As of March 31, 2024, Nexa was in compliance with all of its financial covenants.

9 Loans and financings (“gross debt”)

10 Gross debt (US$1,740 million) minus cash and cash equivalents (US$313 million), minus financial investments (US$11 million), plus derivatives (US$0.2 million), plus Lease Liabilities (US$11 million). It does not include the financial instrument related to the offtake agreement

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Earnings Release 1Q24

US$ million	Mar 31, 2024	Dec 31, 2023
Net debt	1,427.4	1,269.1
LTM Adj. EBITDA	380.8	391.2
Net debt/LTM Adj. EBITDA	3.75x	3.24x

In addition to continuing to assess short-term and mid-term commodities prices, management continuously reviews Nexa’s capital structure, financial position, and the maturity profile of our debt. Actions to improve the quantum and profile of outstanding debt, focusing on extending maturity and assessing financing alternatives, continue to be constantly evaluated.

Liability Management Strategy

In April 2024, Nexa successfully extended its debt profile through the issuance of new debentures and bonds. This strategic move allowed us to optimize our financial structure, diversify our funding sources, enhance our liquidity position and extend our debt maturity profile, with a current average debt maturity of approximately 7 years.

The debenture issuance by Nexa Brazil, an ESG-linked instrument with a 6-year term, amounted to approximately US$130 million. This issuance not only signifies our entry into the Brazilian debenture market but also underscores our commitment to ESG principles.

Simultaneously, we completed a new bond offering totaling US$600 million 6.750% senior unsecured notes due in April 2034. The net proceeds of this offering were directed towards funding a cash tender offer for part of our existing notes due in 2027 and in 2028.

This extension of our debt profile reflects our commitment to prudent financial management and our confidence in the long-term prospects of our business.

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Earnings Release 1Q24

Cash flows

US$ million	1Q24
Cash provided by operating activities before working capital	81.0
Variations in operating assets and liabilities ("Working Capital")	(124.6)
Net cash flows provided by (used in):
Operating activities	(89.6)
Investing activities	(73.7)
Financing activities	21.9
Decrease in cash and cash eq.	(144.0)
Cash and cash eq. at the beginning of the period	457.3
Cash and cash eq. at the end of the period (1)	313.3

(1) Does not include financial investments totaling US$11 million at March 31, 2024.

Note: For details on Cash flows, please refer to the “Condensed consolidated interim financial statements at and for the three months ended on March 31, 2024.”

In 1Q24, the cash provided by operating activities before working capital variations was US$81 million. Working capital variations had a negative impact of US$125 million, primarily due to (i) the increase in trade accounts receivables of US$44 million; (ii) the decrease in trade payables of US$28 million; (iii) the increase in inventories of US$17 million; (iv) the decrease in confirming payables of US$14 million; (v) the decrease in other liabilities of US$15 million, mainly related to the provision of compensation costs for Morro Agudo’s employees. In 1Q24, we paid US$32 million in interest and US$14 million in taxes. Consequently, net cash used in operating activities was US$90 million.

We used US$74 million of net cash flows for investing activities in 1Q24, primarily including US$75 million of CAPEX, nearly all of which was sustaining CAPEX, partially offset by net sales of financial investments of US$2 million.

Net cash flows from financing activities in the quarter was US$22 million due to a new short-term loan of US$30 million, which were partially offset by payments of loans and financings, and lease liabilities for a total amount of US$8 million. Foreign exchange effects on cash and cash equivalents had a negative impact of US$3 million in the quarter.

As a result, cash and cash equivalents excluding financial investments decreased by US$144 million to US$313 million at the end of 1Q24.

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Earnings Release 1Q24

Others

Offtake agreement

As previously disclosed, in January 2022 Nexa signed an offtake agreement with a third-party international player (the “Offtaker”), in which Nexa agreed to sell 100% of the copper concentrate produced by Aripuanã for a 5-year period starting in February 2023 and limited to 30,810 tonnes, at the lower of current market prices or a price cap.

In September 2023, the parties agreed to amend the offtake agreement, which states that no penalty will be applied in case of delays in the agreed shipment schedule per year. However, if lower volumes are delivered in any year within the contract period, at the end of the contract period, the remaining balance will be shipped in a single additional delivery to total the 30,018 tonnes. The offtake agreement was structured to completely extinguish a previous existing future royalty obligation that Nexa had with the offtaker.

The offtake agreement resulted from negotiations with the Offtaker to sell the copper concentrate in lieu of paying future royalties related to the previous acquisition of the Aripuanã project mining rights from the Offtaker. Additionally, the Company opted to voluntarily and irrevocably designate the entire offtake agreement at fair value through profit and loss within the scope of IFRS 9, rather than separate the value of the embedded derivative associated with the price cap, recognizing a non-cash loss of US$1.8 million in the income statement for year ended on March 31, 2024.

For further information, please refer to explanatory note 10 (e) – “Financial instruments in offtake agreement: fair value” in the “Condensed consolidated interim financial statements at and for the three months ended on March 31, 2024.”

Legal Matters

There is a new legislation enacted by Minas Gerais State that establishes an obligation for mining companies to present guarantees for their tailings dams facilities. The Company had until March 28, 2024, to submit a proposal, however a new Minas Gerais Decree was published, postponing the deadline to submit a proposal until June 28, 2024. In addition, there are ongoing tax-related discussions with the Peruvian tax authorities related to the Stability Agreement of Cerro Lindo operations that may evolve in 2024 depending on ongoing legal proceedings. Both events may impact the Company’s results and cash flow and, ultimately, the Company’s liquidity[11].

Impairment

In 1Q24, Nexa recorded a pre-tax impairment reversal of US$17 million (after-tax US$12 million), comprised of (i) an impairment reversal of US$16 million in the Morro Agudo cash-generating unit (“CGU”), associated with the sale of the asset to a third party; and (ii) an impairment reversal of US$1 million, regarding other individual assets mainly related to Assets and projects under construction.

For further information, please refer to note 17 – “Impairment of long-lived assets” in the “Condensed consolidated interim financial statements at and for the three months ended on March 31, 2024.”

11 For more information on Dams Obligations and the Tax Stability Agreement, please refer to explanatory note 16 (c) – “Environmental Guarantee for Dams” and note 8 (c) – “Summary of uncertain tax positions on income tax,” respectively, in the “Condensed consolidated interim financial statements at and for the three months ended on March 31, 2024” ” and “Information on the Company—Mining operations—Tailings disposal” and “Additional Information—Legal Proceedings,” respectively, in our annual report on Form 20-F for the year ended 2023.

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Earnings Release 1Q24

Market Scenario

1Q24

LME Prices		1Q24	4Q23	1Q23	1Q24 vs. 1Q23	1Q24 vs. 4Q23

Zinc	US$/t	2,450	2,498	3,124	(21.6%)	(1.9%)
Copper	US$/t	8,438	8,159	8,927	(5.5%)	3.4%
Lead	US$/t	2,077	2,123	2,140	(3.0%)	(2.2%)
Silver	US$/oz	23.34	23.20	22.55	3.5%	0.6%
Gold	US$/oz	2,070	1,971	1,890	9.5%	5.0%

Source: Bloomberg

In 1Q24, the LME zinc price averaged US$2,450/t (or US$1.11/lb), down 22% and 2% compared to 1Q23 and 4Q23, respectively.

Compared to 1Q23, zinc prices experienced a significant drop. At the beginning of 2023, Chinese smelters grappled with energy consumption challenges and reduced availability of refined zinc, leading to a negative impact supply on market supply. The low inventory levels in the period supported a strong fundamental for higher prices. In addition, in 1Q24, uncertainties surrounding the recovery of the Chinese economy had a negative impact on zinc prices. Compared to 4Q23, zinc prices were slightly lower, following higher LME inventories (up 20% quarter-over-quarter), mainly explained by the Chinese New Year Holiday and lower seasonality demand during 1Q24. On the other hand, mine shutdowns in Australia and Portugal, along with higher Purchasing Managers' Index (“PMIs”) in China and Europe, coupled with expectations of interest rate cuts in the U.S., prevented prices from falling further.

The LME copper price averaged US$8,438/t (or US$3.83/lb) in 1Q24, down 5% and up 3% compared to 1Q23 and 4Q23, respectively.

LME copper prices regained momentum at the beginning of 2024 after experiencing a significant drop at the end of 2023. This rebound was supported by expectations of a global economic recovery and higher PMIs in both China and Europe, as previously indicated. These factors suggest a potential resurgence in industrial production, which is likely to have a positive impact on base metals demand. Additionally, LME copper inventories were down 33% from 4Q23, and, together with intensified supply disruptions, mainly driven by the forced shutdown of Cobre Panama, one of the world’s largest open-pit copper mines, prices were bolstered.

Looking ahead, base metal prices are expected to be primarily impacted by monetary policy in the U.S. and macro-economic stimulus in China. The US Federal Reserve maintained interest rates levels during the January and March meetings, leading to increased market caution regarding potential cuts before the first half of the year, as well as the expected size of cuts throughout 2024, which are now projected to be lower than previous estimates. In China, achieving the 5% growth target set for 2024 may prove challenging; however, the government is increasing stimulus measures this year, particularly in the real estate sector. This could potentially serve as a turning point for zinc demand in both short and mid-term scenarios. The outlook for copper demand remains optimistic; however, there is still significant uncertainty surrounding the current situation at Cobre Panama, with a resolution likely to occur only after the Panama presidential elections in May 2024.

Despite the typical seasonality of demand in the period, zinc metal demand in our Home Market (Latin America, excluding Mexico) experienced a slight increase in 1Q24 compared to the previous quarter, which was mainly driven by the resurgence of demand in Argentina following the presidential elections. Looking ahead, the demand outlook for 2024 appears promising, due to the expectations of declining interest rates, expansion of civil construction GDP, and expected higher production of light vehicles, as projected by LCA Consultores.

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Earnings Release 1Q24

Foreign Exchange

FX	1Q24	4Q23	1Q23	1Q24 vs. 1Q23	1Q24 vs. 4Q23
BRL/USD (Average)	4.951	4.955	5.196	(4.7%)	(0.1%)
BRL/USD (End of period)	4.996	4.841	5.080	(1.7%)	3.2%
PEN/USD (Average)	3.760	3.782	3.816	(1.5%)	(0.6%)
PEN/USD (End of period)	3.718	3.704	3.763	(1.2%)	0.4%

Source: Bloomberg

The average exchange rate for the Brazilian real in 1Q24 was 4.951 BRL/US$, 5% lower compared to 1Q23 (5.196 BRL/US$) and relatively flat compared to 4Q23 (4.955 BRL/US$). The ongoing debate surrounding the new fiscal policy and tax reform continues to be the main points of concern for the Brazilian economy, contributing to high uncertainty regarding the country´s growth rate for 2024. Financial markets are currently focused on the potential cuts to the U.S. interest rates in the second half of 2024 and how this may impact the global equity market.

The average exchange rate for the Peruvian soles in 1Q24 was 3.760/US$, a 1% decrease compared to 1Q23 and 4Q23. By the end of March 2024, the Peruvian soles/US$ exchange rate was 3.718.

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Earnings Release 1Q24

Risks and Uncertainties

Risk management is one of the key points in our business strategy and contributes to value creation and increasing the level of confidence in the Company held by its main stakeholders, including shareholders, employees, customers, suppliers and the local communities.

As a result, we have adopted an Enterprise Risk Management (“ERM”) Policy that describes Nexa’s Risk Management Model. The ERM forms an integral part of the processes in our operational units, corporate departments and projects, and provides support for decision-making by our Executive Officers and Board of Directors.

The risk assessment cycle is performed annually focusing on our strategy, operations and key projects. We seek to identify material risks, which are then assessed with consideration of the potential health, safety, environmental, social, reputational, legal and financial impacts. By embedding risk management into our work processes and critical business systems, we work to ensure we make decisions based on relevant inputs and valid data. The material risks identified during the risk management process are monitored and reported to the Executive Team, Audit Committee and Board of Directors.

Our operations are exposed to a number of inherent risks and uncertainties, and our results may be influenced by the following factors, including, among others:

•	the cyclical and volatile prices of commodities;
•	the changes in the expected level of supply and demand for commodities;
•	foreign exchange rates and inflation;
•	the risks and uncertainties relating to economic and political conditions in the countries in which we operate;
•	changes in global market conditions;
•	the impact of expanded regional or global conflict, including the conflicts between Russia and Ukraine, and the Middle-East conflict, and the resulting potential impacts on supply and demand for commodities, global security concerns, and market volatility;
•	outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, such as the coronavirus (“COVID-19”) pandemic, and the potential impact thereof on commodity prices and exchange rate variations in the currencies to which we are exposed to, our business and operating sites, and the global economy;
•	increasing demand and evolving expectations from stakeholders with respect to our environmental, social and governance (“ESG”) practices, performance and disclosures, including the ability to meet energy requirements while complying with greenhouse gas emissions regulations and other energy transition policy changes and laws in the countries in which we operate;
•	the impact of climate change on our operations, workforce and value chain;
•	environmental, safety and engineering challenges and risks inherent to mining;
•	the ability to meet energy requirements while complying with greenhouse gas emissions regulations and other energy transition policy changes and laws in the countries in which we operate;
•	severe natural disasters, such as storms and earthquakes, disrupting our operations;
•	operational risks, such as operator errors, mechanical failures and other accidents;
•	the availability of materials, supplies, insurance coverage, equipment, required permits or approvals and financing;
•	supply-chain and logistic related interruptions, including impacts to international freight and transportation networks;
•	the implementation of our growth strategy and risks associated with related capital expenditures;
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Earnings Release 1Q24
•	failure to obtain financial assurance to meet closure and remediation obligations;
•	the possible material differences between our estimates of Mineral Reserves and Mineral Resources and the mineral quantities we actually recover;
•	the possibility that our concessions may be terminated or not renewed by governmental authorities in the countries in which we operate;
•	the possibility that permits, concessions, environmental studies, modificatory environmental studies and other governmental authorities requests may be terminated, not renewed, or not granted impacting, therefore, the carrying amount of certain assets potentially resulting in impairment charges, fines and/or penalties.
•	the impact of political and government changes in the countries in which we operate, and the effects of potential new legislation, including changes in taxation laws and any related agreements that Nexa has entered or may enter into with local governments;
•	legal and regulatory risks, including ongoing or future investigations by local authorities with respect to our business and operations, as well as the conduct of our customers, as well as the impact to our financial statements regarding the resolution of any such matters;
•	labor disputes or disagreements with local communities or unions in the countries in which we operate;
•	loss of reputation due to unanticipated operational failures or significant occupational incidents;
•	failure or outage of our digital infrastructure or information and operating technology systems;
•	cyber events or attacks (including ransomware, state-sponsored and other cyberattacks) due to negligence or IT security failures;
•	the future impact of competition and changes in domestic and international governmental and regulatory policies that apply to our operations;
•	currency exchange rate and interest rate fluctuations; and
•	other factors.

For a broader discussion of risks please refer to our annual report on form 20-F filed with the SEC (www.sec.gov), on SEDAR (www.sedarplus.ca) and available on the Company’s website (ir.nexaresources.com).

Use of Non-IFRS Financial Measures

Nexa’s management uses Consolidated Adjusted EBITDA as an additional performance measure on a consolidated basis, in addition to, and not as a substitute for, net income. We believe this measure provides useful information about the performance of our operations as it facilitates consistent comparisons between periods, planning and forecasting of future operating results reflecting the operational performance of our existing business without the impact of interest, taxes, amortization, depreciation, non-cash items that do not reflect our operational performance for the specific reporting period and the impact of pre-operating and ramp-up expenses during the commissioning and ramp-up phases of greenfield projects (currently, only Aripuanã has reached these stages). Pre-operating and ramp-up expenses incurred during the commissioning and ramp-up of phases of Aripuanã are not considered infrequent, unusual or non-recurring expenses, as they have recurred in prior years with respect to Aripuanã and may recur in the future with respect to Aripuanã or any other projects that may reach the commissioning or ramp-up phases. Our management believes this adjustment is helpful because it shows our performance without the impact of specific expenses relating to a greenfield project that has reached the commissioning or ramp-up phases, with no connection with the performance of our other existing operations.

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Earnings Release 1Q24

When applicable, Adjusted EBITDA also excludes the impact of (i) events that are non-recurring, unusual or infrequent, and (ii) other specific events that, by their nature and scope, do not reflect our operational performance for the specific period in our management’s view. These events did not impact our Adjusted EBITDA in 2023 and 2022 but may impact future periods.

In this report, we present Consolidated Adjusted EBITDA, which we define as net income (loss) for the year, adjusted by (i) share in the results of associates, depreciation and amortization, net financial results and income tax; (ii) non-cash events and non-cash gains or losses that do not specifically reflect our operational performance for the specific period (including: (loss) gain on sale of investments; impairment and impairment reversals; (loss) gain on sale of long-lived assets; write-offs of long-lived assets; and remeasurement in estimates of asset retirement obligations); and (iii) pre-operating and ramp-up expenses incurred during the commissioning and ramp-up phases of greenfield projects (currently, Aripuanã).

Our calculation of Adjusted EBITDA may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.

Mining segment | Cash cost net of by-products credits: for our mining operations, cash cost after by-products credits includes all direct costs associated with mining, concentrating, leaching, solvent extraction, on-site administration and general expenses, any off-site services essential to the operation, concentrate freight costs, marketing costs and property and severance taxes paid to state or federal agencies that are not profit-related. Treatment and refining charges on metal sales, which are typically recognized as a deduction component of sales revenues, are added to cash cost. Cash cost net of by-products credits is measured with respect to zinc sold per mine.

Mining segment | Cost ROM: includes all direct production costs for mining, concentrating, leaching, on-site mineral transportation, and other on-site administration expenses, excluding royalties and workers’ participation costs. Cost ROM is measured with respect to total treated ore volume and non-metallic products revenue (such as limestone and stones) are considered as cost-reduction for our mining operations.

Smelting segment | Cash cost net of by-products credits: for our smelting operations, cash cost, after by-products credits includes all the costs of smelting, including costs associated with labor, net energy, maintenance, materials, consumables and other on-site costs, as well as raw material costs. Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

Smelting segment | Conversion cost: costs incurred to convert zinc concentrate (feed) into final products measured with respect to contained zinc sold per smelter, including energy, consumables, and other fixed and on-site expenses. Conversion cost does not include raw material, alloys, and by-products related cost.

Sustaining cost net of by-products credits is defined as the cash cost, net of by-product credits plus non-expansion capital expenditure, including sustaining, health, safety and environment, modernization and other non-expansion-related capital expenditures. Sustaining cash cost net of by-products credits is measured with respect to zinc sold.

All in sustaining cost (“AISC”) net of by-products credits is defined as sustaining cash cost, net of by-products credits plus corporate general and administrative expenses, royalties and workers’ participation. AISC net of by-products credits is measured with respect to zinc sold.

Net debt: defined as (i) loans and financing (the most comparable IFRS measure), less (ii) cash and cash equivalents, less (iii) financial investments, plus or less (iv) the fair value of derivative financial instruments, plus (v) leases liabilities. Our management believes that net debt is an important figure because it indicates our ability to repay outstanding debts that become due simultaneously using available cash and highly liquid assets.

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Earnings Release 1Q24

All forward-looking non-IFRS financial measures in this release, including cash cost guidance, are provided only on a non-IFRS basis. This is due to the inherent difficulty of forecasting the timing or amount of items that would be included in the most directly comparable forward-looking IFRS financial measures. As a result, reconciliation of the forward-looking non-IFRS financial measures to IFRS financial measures is not available without unreasonable effort and the Company is unable to assess the probable significance of the unavailable information.

See “Cautionary Statement on Forward-Looking Statements” below.

Technical information

Jose Antonio Lopes, B.Geo., FAusIMM: 224829, a Mineral Resources manager, a qualified person for purposes of National Instrument 43-101 and a Nexa employee, has approved the scientific and technical information contained in this Earnings Release. Please note that the mineral reserves included in this Earnings Release were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards for Mineral Reserves and Mineral Resources, whose definitions are incorporated by reference in National Instrument 43-101. Accordingly, such information may not be comparable to similar information prepared in accordance with Subpart 1300 of Regulation S-K (“S-K 1300”). Our estimates of mineral reserves may be materially different from mineral quantities we actually recover, and market price fluctuations and changes in operating capital costs may render certain mineral reserves uneconomical to mine.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This Earnings Release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Nexa to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements. Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, as well as risks relating to ongoing or future investigations by local authorities with respect to our business and operations and the conduct of our customers, including the impact to our financial statements regarding the resolution of any such matters.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CAPEX, expenses related to exploration and project evaluation, estimation of mineral reserves and mineral resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect.

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Earnings Release 1Q24

Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, and adverse weather conditions, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our annual report on Form 20-F and in our other public disclosures available on our website and filed under our profile on SEDAR (www.sedarplus.ca) and on EDGAR (www.sec.gov).

45

Earnings Release 1Q24

Appendix

Income Statement	47
Net cash flows from operating activities excluding working capital variations and free cash flow - Reconciliation	48
CAPEX	49
All in Sustaining Cash Cost | Mining	50
Conversion and All in Sustaining Cash Cost | Smelting	52
46

Earnings Release 1Q24

Income Statement

US$ million	1Q23	2Q23	3Q23	4Q23	1Q24
Net Revenues	667.3	626.7	649.3	629.9	579.8
Cost of sales	(567.8)	(565.0)	(582.5)	(561.4)	(493.2)
Gross Profit	99.5	61.7	66.8	68.5	86.6
SG&A	(28.5)	(32.6)	(33.1)	(32.7)	(33.6)
Mineral Exploration and Project Evaluation	(22.0)	(21.3)	(29.6)	(26.8)	(12.8)
Impairment (loss) reversal of long-lived assets	-	(57.2)	(1.9)	(55.5)	17.2
Other income and expenses, net	(5.5)	(66.1)	(7.2)	(31.8)	(9.0)
Operating income (loss)	43.5	(115.5)	(5.0)	(78.4)	48.4
Share in the results of associates	5.4	5.7	6.3	6.1	5.7
Net Financial Results	(39.2)	(26.5)	(64.4)	(31.5)	(66.0)
Financial income	5.6	6.7	8.4	4.8	5.0
Financial expenses	(46.4)	(59.4)	(45.3)	(53.1)	(49.0)
Other financial items, net	1.6	26.1	(27.4)	16.7	(22.0)
Depreciation, amortization and depletion	(71.7)	(71.7)	(72.1)	(82.9)	(72.6)
Adjusted EBITDA	133.0	71.5	81.7	104.9	122.6
Adj. EBITDA margin	19.9%	11.4%	12.6%	16.7%	21.1%
Income Tax	(25.1)	33.5	(0.4)	(3.8)	0.4
Net Income (loss)	(15.4)	(102.8)	(63.4)	(107.6)	(11.5)
Attributable to Nexa's shareholders	(19.7)	(102.5)	(73.7)	(93.4)	(23.8)
Attributable to non-controlling interests	4.3	(0.3)	10.4	(14.2)	12.4
Weighted average number of outstanding shares - in thousand	132,439	132,439	132,439	132,439	132,439
Basic and diluted earnings (loss) per share - (in US$)	(0.15)	(0.77)	(0.56)	(0.71)	(0.18)
Adjusted Net Income (loss)	2.4	12.5	(48.8)	(7.1)	(9.8)
Adjusted Basic and diluted earnings (loss) per share - (in US$)	(0.01)	0.04	(0.43)	(0.01)	(0.15)

47

Earnings Release 1Q24

Net cash flows from operating activities excluding working capital variations and free cash flow - Reconciliation

Nexa manages and reports cash flows from operating activities excluding variations in working capital. Working capital can be volatile due to several factors, including prices and a build-up or reduction of inventories.

Furthermore, we also exclude from the analysis interest and income tax payments. Management believes excluding these measures provides investors a better visibility of the operating cash flow performance and our capital allocation strategy.

The following table provides a reconciliation of the cash from operating activities before variations in working capital to free cash flow.

US$ million	1Q24

Cash used in operating activities	(44)
(-) Working capital variations	(125)
Trade accounts receivables	(44)
Inventory	(17)
Other assets	(6)
Payables	(42)
Other liabilities	(15)

Cash flows from operations excluding working capital variations	81

Interest paid	(32)
Income tax	(14)
Sustaining CAPEX (1)	(74)

Net cash flows from operations excluding working capital variations	(39)

Other investments (2)	(1)
Loans and investments (3)	24
Dividends and share premium	(0)
Foreign exchange effects	(3)
Working capital changes	(125)

Free cash flow	(144)

(1) Non expansion investments related to sustaining and HS&E.

(2) Other non-expansion investments. Refer to page 8 of this earnings release for CAPEX breakdown.

(3) Loans and financing, bonds repurchase and net sales of financial investments.

For details on cash flows, please refer to the “Condensed consolidated interim financial statements at and for the three months ended on March 31, 2024.”

48

Earnings Release 1Q24

CAPEX

US$ million	1Q24	4Q23	3Q23	2Q23	1Q23	2023
Mining	59.2	84.1	63.1	30.4	45.4	223.1
Cerro Lindo	8.5	12.9	11.1	10.9	8.3	43.3
El Porvenir	25.2	28.8	16.7	9.7	13.4	68.6
Atacocha	4.2	6.5	2.6	2.5	4.7	16.2
Vazante	6.6	6.7	8.9	9.6	6.4	31.6
Morro Agudo	0.0	0.8	0.8	1.1	0.2	3.0
Aripuanã (1)	14.6	28.4	23.0	(3.4)	12.4	60.4
Smelting	16.1	29.6	16.7	14.7	10.7	71.7
Cajamarquilla	12.1	18.8	7.3	4.5	4.5	35.0
Três Marias	3.3	6.4	4.6	7.3	3.9	22.2
Juiz de Fora	0.8	4.4	4.8	2.9	2.3	14.4
Other	(1.2)	(3.1)	2.5	14.8	0.1	14.3
Total	74.1	110.5	82.4	59.9	56.2	309.0

Sustaining (US$ million)	1Q24	4Q23	3Q23	2Q23	1Q23	2023
Mining	58.3	81.4	56.3	47.3	47.7	232.7
Cerro Lindo	8.5	11.2	9.1	9.4	8.0	37.7
El Porvenir	25.2	28.8	16.7	9.7	13.4	68.7
Atacocha	4.2	6.4	2.6	2.5	4.7	16.1
Vazante	5.9	5.9	7.2	8.8	6.2	28.0
Morro Agudo	0.0	0.8	0.8	1.0	0.2	2.8
Aripuanã	14.4	28.4	19.9	15.9	15.2	79.4
Smelting	14.9	25.5	14.2	10.9	7.9	58.5
Cajamarquilla	11.7	16.4	6.2	3.2	4.0	29.8
Três Marias	2.4	5.0	3.5	5.2	2.4	16.1
Juiz de Fora	0.7	4.1	4.5	2.5	1.5	12.6
Total Operations Sustaining	73.1	106.9	70.5	58.2	55.6	291.2
Corporate Sustaining (2)	0.1	0.5	0.3	0.3	0.4	1.6
Total Sustaining	73.2	107.4	70.8	58.5	56.0	292.8

(1) The negative amounts are mainly related to reclassifications between Aripuanã and Corporate, and capitalization of interest net of advanced payments for imported materials and tax credits.

(2) Until 4Q22, Aripuanã sustaining expenses were included in Corporate Sustaining.

49

Earnings Release 1Q24

All in Sustaining Cash Cost | Mining (1)

1Q24

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	34,920	5,665	22,847	12,742	2,121	78,295		78,295
(+)	COGS	33.4	13.3	84.9	49.0	16.3	196.9	(0.7)	196.2
(+)	On-site G&A	0.4	0.2	0.3	0.8	0.6	2.2		2.2
(-)	By-products revenue	(3.2)	(4.2)	(81.6)	(34.4)	(13.1)	(136.4)	(1.4)	(137.8)
(+)	Treatment Charges	18.7	2.6	8.0	5.1	0.9	35.3		35.3
(+)	Selling Expenses	0.1	0.1	0.4	0.5	0.0	1.1		1.1
(-)	Depreciation, amortization and depletion	(6.0)	(0.2)	(18.9)	(12.6)	(4.0)	(41.6)	0.0	(41.6)
(-)	Royalties	(0.6)	(0.3)	(1.2)	(0.6)	(0.2)	(2.8)		(2.8)
(-)	Workers participation & Bonus	(0.9)	(0.4)	(2.7)	(0.9)	(0.4)	(5.3)		(5.3)
(+)	Others	0.4	0.1	(0.9)	(0.0)	(0.1)	(0.5)		(0.5)
(=)	Cash Cost (Sold)	42.3	11.2	(11.7)	6.8	0.2	48.9	(2.1)	46.7
	Cash Cost (Sold) (per ton)	1,210.8	1,985.1	(511.9)	534.0	103.9	624.0	0.0	597.0
(+)	Sustaining Capital Expenditure	5.9	0.0	8.5	25.2	4.2	43.9	14.6	58.5
(=)	Sustaining Cash Cost (Sold)	48.2	11.3	(3.2)	32.0	4.4	92.8	12.5	105.3
	Sustaining Cash Cost (Sold) (per ton)	1,380.7	1,988.2	(140.4)	2,515.3	2,090.8	1,184.7	0.0	1,344.3
(+)	Workers participation & Bonus	0.9	0.4	2.7	0.9	0.4	5.3		5.3
(+)	Royalties	0.6	0.3	1.2	0.6	0.2	2.8		2.8
(+)	Corporate G&A							10.4	10.4
(=)	AISC (Sold)								123.7
(=)	AISC (Sold) (per ton)								1,580.4
(=)	AISC (Sold) in US$/lb								0.69

(1) Our cash cost, sustaining cash cost and AISC are net of by-products credits, measured with respect to zinc sold.

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness capacity of US$1.2 million in El Porvenir in 1Q24.

50

Earnings Release 1Q24

1Q23

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	35,837	5,349	14,833	14,443	2,272	72,734		72,734
(+)	COGS	29.8	15.5	81.6	51.8	16.5	195.2	1.6	196.8
(+)	On-site G&A	0.0	0.1	0.1	0.0	0.1	0.3		0.3
(-)	By-products revenue	(3.2)	(4.2)	(60.7)	(35.6)	(14.9)	(118.5)	(0.5)	(119.0)
(+)	Treatment Charges	28.5	3.5	7.1	7.7	1.2	48.1		48.1
(+)	Selling Expenses	0.1	(0.5)	0.4	0.2	0.0	0.3		0.3
(-)	Depreciation, amortization and depletion	(5.5)	(1.8)	(21.4)	(10.6)	(3.9)	(43.2)	(0.0)	(43.2)
(-)	Royalties	(0.5)	(0.4)	(0.7)	(1.4)	(0.2)	(3.1)		(3.1)
(-)	Workers participation & Bonus	(0.4)	(0.2)	(1.7)	(1.5)	(0.3)	(4.1)		(4.1)
(+)	Others	1.0	0.3	(5.5)	(3.7)	0.8	(7.2)		(7.2)
(=)	Cash Cost (Sold)	49.8	12.4	(0.8)	7.0	(0.6)	67.8	1.1	68.9
	Cash Cost (Sold) (per ton)	1,390.6	2,315.6	(54.2)	486.4	(266.8)	932.7	0.0	947.7
(+)	Sustaining Capital Expenditure	6.2	0.2	8.3	13.4	4.7	32.9	12.5	45.4
(=)	Sustaining Cash Cost (Sold)	56.1	12.6	7.5	20.4	4.1	100.7	13.6	114.3
	Sustaining Cash Cost (Sold) (per ton)	1,564.4	2,361.9	508.6	1,413.9	1,785.5	1,384.8	0.0	1,571.9
(+)	Workers participation & Bonus	0.4	0.2	1.7	1.5	0.3	4.1		4.1
(+)	Royalties	0.5	0.4	0.7	1.4	0.2	3.1		3.1
(+)	Corporate G&A							12.3	12.3
(=)	AISC (Sold)								133.8
(=)	AISC (Sold) (per ton)								1,840.2
(=)	AISC (Sold) in US$/lb								0.83

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness capacity of US$5.2 million in Cerro Lindo in 1Q23.

51

Earnings Release 1Q24

Conversion and All in Sustaining Cash Cost | Smelting (2)

1Q24

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	45,284	19,686	72,609	137,579		137,579
(+)	COGS	115.3	59.3	201.5	376.1	0.0	376.1
(-)	Cost of freight	(3.2)	(1.2)	(11.2)	(15.5)		(15.5)
(+)	On-site G&A	0.5	0.2	1.3	2.1	0.0	2.1
(-)	Depreciation, amortization and depletion	(5.2)	(3.2)	(10.5)	(18.9)		(18.9)
(-)	By-products revenue	(3.5)	(5.6)	(31.2)	(40.3)	0.0	(40.3)
(-)	Workers participation & Bonus	(2.2)	(0.8)	(1.1)	(4.2)		(4.2)
(+)	Others	0.7	0.2	(1.9)	(0.9)		(0.9)
(=)	Cash Cost (Sold)	102.4	49.0	147.0	298.4	0.0	298.4
	Cash Cost (Sold) (per ton)	2,262.2	2,488.6	2,024.3	2,169.1		2,169.1
(+)	Sustaining Capital Expenditure	3.3	0.8	12.0	16.1	(8.3)	7.7
(=)	Sustaining Cash Cost (Sold)	105.7	49.8	159.0	314.5	(8.3)	306.2
	Sustaining Cash Cost (Sold) (per ton)	2,334.0	2,528.6	2,190.0	2,285.9		2,225.3
(+)	Workers participation & Bonus	2.2	0.8	1.1	4.2		4.2
(+)	Corporate G&A					6.9	6.9
(=)	AISC (Sold)						317.3
(=)	AISC (Sold) (per ton)						2,306.2
(=)	AISC (Sold) in US$/lb						1.05

Note: Cash cost and AISC per ton sold does not include the impact of the cost of metal purchased for resale.

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	45,284	19,686	72,609	137,579
	COGS	115.3	59.3	201.5	376.1
(-)	Raw Material	(55.4)	(31.8)	(141.8)	(229.0)
(+)	By product cost	(15.0)	(1.1)	(7.3)	(23.4)
(+/-)	Consolidation effects	1.8	(0.8)	(11.7)	(10.6)
(+)	Others	(18.4)	(5.7)	3.1	(21.0)
(=)	Conversion Cost	28.3	19.9	43.8	92.0
(=)	Conversion Cost in US$/t	625.2	1,012.3	603.4	669.1
(=)	Conversion Cost in US$/lb	0.28	0.46	0.27	0.30

(2) Our conversion cost, cash cost, sustaining cash cost and AISC net of by-products credits are measured with respect to zinc sold.

52

Earnings Release 1Q24

1Q23

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	43,125	20,048	78,649	141,822		141,822
(+)	COGS	138.2	71.0	260.6	469.8	(1.3)	468.5
(-)	Cost of freight	(4.9)	(3.0)	(14.9)	(22.7)		(22.7)
(+)	On-site G&A	0.3	0.2	1.3	1.8	0.0	1.8
(-)	Depreciation, amortization and depletion	(4.6)	(3.1)	(11.0)	(18.7)		(18.7)
(-)	By-products revenue	(2.5)	(6.6)	(33.7)	(42.8)	1.3	(41.6)
(-)	Workers participation & Bonus	(0.3)	(0.3)	(3.8)	(4.4)		(4.4)
(+)	Others	2.8	1.5	4.4	8.7		8.7
(=)	Cash Cost (Sold)	129.0	59.7	202.9	391.6	0.0	391.6
	Cash Cost (Sold) (per ton)	2,990.9	2,977.9	2,580.3	2,761.4		2,761.4
(+)	Sustaining Capital Expenditure	3.9	2.3	4.5	10.7	0.0	10.7
(=)	Sustaining Cash Cost (Sold)	132.8	62.0	207.4	402.3	0.0	402.3
	Sustaining Cash Cost (Sold) (per ton)	3,080.3	3,094.0	2,637.4	2,836.6		2,836.8
(+)	Workers participation & Bonus	0.3	0.3	3.8	4.4		4.4
(+)	Corporate G&A					7.3	7.3
(=)	AISC (Sold)						414.0
(=)	AISC (Sold) (per ton)						2,919.4
(=)	AISC (Sold) in US$/lb						1.32

Note: Cash cost and AISC per ton sold does not include the impact of the cost of metal purchased for resale.

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	43,125	20,048	78,649	141,822
	COGS	138.2	71.0	260.6	469.8
(-)	Raw Material	(84.8)	(42.9)	(199.3)	(327.1)
(+)	By product cost	(12.9)	(1.0)	(6.7)	(20.6)
(+/-)	Consolidation effects	0.9	1.2	(6.4)	(4.2)
(+)	Others	(18.8)	(4.4)	2.2	(20.9)
(=)	Conversion Cost	22.6	24.0	50.4	97.0
(=)	Conversion Cost in US$/t	524.7	1,196.0	640.3	683.7
(=)	Conversion Cost in US$/lb	0.24	0.54	0.29	0.31

53